U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934




                        NOSTRAD TELECOMMUNICATIONS, INC.
                 (Name of Small Business Issuer in its Charter)



         Nevada                                           88-0306460
(State of Incorporation)                       (IRS Employee Identification No.)


                      Suite 2482, 650 West Hastings Street
                   Vancouver, British Columbia Canada V6B 4N8
                    (Address of Principal executive Offices)


                                 (604) 893-8778
                          (Issuer's Telephone Number:)



                     Common Stock, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)

                                TABLE OF CONTENTS

                                     PART I
                                                                            Page

Item 1.  Description of Business                                               3

Item 2.  Management's Discussion and Analysis or Plan of Operation            36

Item 3.  Description of Property                                              39

Item 4.  Security Ownership of Certain Beneficial Owners and Management       41

Item 5.  Directors, Executive Officers, Promoters and Control Persons         42

Item 6.  Executive Compensation                                               46

Item 7.  Certain Relationships and Related Transactions                       47

Item 8.  Legal Proceedings                                                    47

Item 9.  Market for Common Equity and Related Shareholder Matters             47

Item 10. Recent Sales of Unregistered Securities                              47

Item 11. Description of Securities                                            48

Item 12. Indemnification of Directors and Officers                            49

Item 13. Financial Statements                                                 50

Item 14. Changes in and Disagreements with Accountants
           on Accounting and Financial Disclosures                            76

Item 15. Financial Statement and Exhibits                                     76



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

Item 1. Description of Business

A.   The Company

     1.   Corporate Information

     Nostrad Telecommunications, Inc. (the "Company" or "NTC") is a corporation organized under the laws of the State of Nevada on September 24, 1993, as Cave Productions, Inc. The Company changed its corporate name to Nostrad Telecommunications, Inc. effective as of October 8th, 1997, in anticipation of its acquisition of Nostrad Media Pte. Ltd. a Singapore company ("Nostrad Media") and Omni Vision Africa Ltd., a British Virgin Island company ("Omni Vision"). Please refer to "Item 1. Description of Business - The Company - Corporate History."

     The Company maintains its corporate offices at Suite 2482, 650 West Georgia Street, Vancouver, British Columbia V6B 4N8. Its telephone number is (604) 893-8778 and, its facsimile number is (604) 893-8768.

     The Company maintains offices as follows: Vancouver, Canada, Singapore, Ulanbaatar, Mongolia, Kampala, Uganda, and Rabat, Morocco. Please refer to "Item
3. Description of Property."

     2.   Corporate Structure

     The following chart sets out the Company's corporate structure and ownership interest in its various subsidiaries:


                               [GRAPHIC OMITTED]


     3.   Corporate History

     The Company was organized for the purpose of creating a vehicle to locate and acquire an operating business entity which management believed would be a suitable and viable acquisition candidate. The Company had limited operating activities from inception to September 30, 1997 when it effected the Acquisition.

     By Agreement dated February 25, 1998 with Nostrad Telecommunications Pte. Ltd.. a privately held

Singapore company ("Nostrad Singapore"), the Company agreed to purchase (the "Acquisition") from Nostrad Singapore all of the issued and outstanding capital stock of each of Nostrad Media and OmniVision in exchange for 3,700,000 shares of the Company's common stock (on a post split basis) and a $300,000 promissory note.

     In furtherance of the Acquisition, a restructuring (the "Restructuring") consisting of the following was effected:

     1. Name Change. The name of Cave Productions was changed to Nostrad Telecommunications, Inc.

     2. Stock Split. On September 29, 1997 the then Board of Directors of the Company approved a 5,000 for 1 stock split, which stock split was effective upon filing on September 30, 1997 of a certificate of amendment to the Company's certificate of incorporation.

     The effect of the Stock Split was to increase the number of shares of the Company's common stock $.001 par value per share, issued and outstanding from 600 to 3,000,000. The number of shareholders remained constant at eleven; being the same eleven persons (the "Selling Shareholders") who acquired the 600 shares on March 1, 1994. The Company believes that only one of the Selling Shareholders was an affiliate of the Company at the time of the Acquisition.

     3. Private Transactions. As an adjunct to and in order to facilitate the Acquisition, the Selling Shareholders sold and transferred (the "Private Transaction") to certain unaffiliated persons 2,840,000 shares of common stock representing approximately 94.6% of the then issued and outstanding shares of the Company's common stock.

     As at September 30, 1999, the Company had 11,100,000 shares issued and outstanding.

B.   The Business of the Company

     The Company is focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. Todate, the Company has obtained Subscription Pay Television licenses in Morocco, Uganda, and Tanzania, as well as obtained ISP (Internet Service Provider) and RO (receive only) VSAT licenses in Morocco. The DTH Subscription Pay-TV services in Morocco have been implemented with a launch of Showtime (a subsidiary of Viacom) programming in June 1999. In addition, Nostrad has obtained nation-wide paging licenses in Uganda and is currently implementing alphanumeric and voice paging services in Kampala.

     In order to implement the business of the Company, in each country in which the Company operates, the Company requires various operating permits, licenses, and allocation of specific frequency and channels by the appropriate government Ministry in each county. The Company's current operations include:

A. Morocco Operations. Omni Vision Maroc, a 65% owned subsidiary, is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, a Viacom company, to distribute Showtime's direct to home (DTH) programming package throughout Morocco.

B. Ghana MMDS Pay TV Operations. Omni Vision Ghana, an 80% owned subsidiary, holds through a joint venture, an interest in frequencies and licenses to operate a six-channel MMDS Subscription TV system in Ghana. The Company, until the number of frequencies allows for an increase to, at least,


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

     a twelve-station MMDS Subscription TV system in Ghana, may allow its interest to lapse in Ghana.

C.   Tanzania  MMDS  Pay TV  Operations.  Omni  Vision  Tanzania,  an 80%  owned
     subsidiary   holds   exclusive   frequencies  and  licenses  to  operate  a
     seven-channel MMDS Subscription TV system in Tanzania

D. Uganda MMDS Pay TV Operations. Omni Vision Uganda, an 100% owned subsidiary holds exclusive frequencies and licenses to operate a 24-channel MMDS system in Uganda.

E. Uganda Paging Operations. Omni Vision Uganda also holds licenses to operate 5 paging channels. The system is currently being implemented and is expected to become operational by the Year-end 1999.

F. Mongolia Paging Operations. Mongolia Omni Vision, an 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers.

G. Mongolia MMDS Pay TV Operations. Mongolia Omni Vision also holds exclusive frequencies and licenses to operate a 29-channel MMDS system.

     The Company has executed a Sales & Marketing Management agreement dated October 20, 1998 with Asia Learning World Pte. Ltd. Ltd. ("ALW") which plans to telecast two new learning channels throughout the Asia-Pacific Region via digital satellite and cable transmission systems. ALW will fill a need in the Asia market for both Pay-TV with substantive knowledge programming and for students who seek international quality degrees and other training opportunities.

     Television provides an important window to the world of entertainment, knowledge and information while telecommunications is a gateway for human interaction. The need and demand for these services are well documented. NTC intends to provide these services to its chosen markets in emerging economies, where market potential is significant and initial competition from larger international corporations is limited or even non-existent,

     For its Pay TV operations, NTC has chosen to deploy wireless MMDS technology as it is proven in over 60 countries worldwide as the most cost effective signal delivery solution that allows low-cost entry and quick service roll-out. It enables the Company to provide appealing and price-competitive programming to its subscribers in the targeted markets. The targeted countries were selected based on their market potential, relative political stability and governmental commitment to economic reforms and development. Based on the licenses in hand, the favorable demographics, and high population densities, NTC Pay-TV Networks will pass over 5.4 million households.

     In the paging business, Nostrad, guided by its corporate philosophy of providing appealing and cost competitive solutions to its customers, is implementing alphanumeric and voice paging services in the two countries that it has paging licenses. Alphanumeric and voice paging were selected as the appropriate solutions for these emerging markets because access to public telephones, and telephones in general, is rather limited.

     Overall, the media and telecommunications markets in the targeted countries are relatively undeveloped with demonstrable pent-up demand and limited competition, thus, offering the opportunities of smaller scale starts and rapid market growth as their economics develop. With the current developments in the applied


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

technologies, NTC envisages and believes that it will be able to expand into multimedia services through the integration of other convergent technologies in the future.

     NTC has assembled a management and technical team with over 150 years of cumulative experience in implementation, management and operation of cable TV, hardwire and wireless telecommunication systems in developed and developing countries. The team will focus on building NTC's subscriber base, with the goal of generating positive cash flows at low subscriber levels and endeavor to retain customers through quality on-going services and marketing programs.

     Over the longer term, the Company expects to expand through internal growth, acquisitions and joint ventures. Its also intends to enhance growth through strategic alliances with international players, should the opportunities arise, with the view of maximizing the intrinsic value of the business and operations, and thus maximizing the long-term value for its shareholders.

Industry and Competitive Environment

     Today, about 170 wireless cable systems provide service to over 750,000 subscribers in the United States, according to the Wireless Cable Association. Another 2.9 million subscribers receive the service outside the U.S. It is estimated that wireless cable will serve 10 million subscribers worldwide by the year 2000. Based on an average monthly charge of US$20, this translates to a market size of US$2.0 billion.

     Wireless system technology provides a very low cost and competitive medium for the transmission of entertainment and information service to customers in single family homes, multiple dwelling unit properties and commercial properties. A city-wide wireless system can be quickly implemented in a relatively short period of time (in less than 7 months, as compared to conventional cable which may take as long as 3 to 4 years), with substantially lower initial capital investments. The system can also be maintained at a fraction of the cost of a conventional cable TV system.

     Unlike conventional cable systems, wireless systems do not require extensive coaxial cable networks, amplifiers and related equipment to meet low and fairly dispersed initial demand. As a result, capital costs and plant related operating costs are substantially lower. Hence, NTC anticipates that it will be able to maintain cost and pricing advantages over conventional hard wire cable and satellite delivery such as DBS (Direct Broadcast Satellite) or DBH (direct to the home) technology in the subscription television industry.

     NTC will focus on developing wireless cable and telecommunications systems in emerging markets where the terrain, frequency availability and other conditions are conducive to the economical transmission of wireless signals. The Company will target value-conscious consumers in both cabled and non-cabled areas with its basic and premium programming. NTC will differentiate itself by using its lower cost structure to offer customers competitive prices for superior programming with an emphasis on customer service.

                               [GRAPHIC OMITTED]

Market Segmentation and Competing Pay-TV Delivery Technologies

     Other than the MMDS technology chosen by the Company as its delivery platform, television signals are replayed by various competing services and technologies. Details on these and comparisons with MMDS are described in more detail below.

Cable

     In the U.S., cable competes effectively with wireless, only because of amortized sunk costs in the cabling infrastructure, built out over the last 30-40 years, before the advent of wireless technologies. In addition, the available MMDS frequencies in North America are limited, hence restricting the number of channels that can be offered through this platform.

     However, capital investment for MMDS is a fraction of conventional cable television investment. Cable television investment is approximately $25,000 per mile, as opposed to a total $500,000 for a wireless transmission facility. MMDS can also serve market areas where it will not be economically viable for cable operators due to low housing density (cost per subscriber's ratio). Hence, in markets with little or no cable infrastructure, MMDS will be much more cost efficient to implement.

     The major issue impending explosive development of wireless cable in developed countries, such as those in North America and Europe, have not been construction costs, but burdensome frequency licensing procedures and the problems in obtaining access to the most desirable cable network areas.

Television Receive Only ("TVRO")

     TVRO's are used by customers for direct reception of video programming from various satellites (C-Band), and are generally used to receive free-to-air programming. They are generally used in markets where subscribers do not have access to cable or MMDS services. A conventional TVRO system can cost each subscriber between $1,000 and $3,000 (for the installation and purchase of a full-size satellite dish), depending on the features of the system, plus a monthly fee for access to specific programming that are encoded. There is also a need to re-position the receiver dish to several different satellites for different programming. However, this positioning can be done via motorized controls but would entail a higher equipment cost.

Satellite Master Antenna Television ("SMATV")

     SMATV is a multi-channel cable network system service offered to private landowners of multiple dwelling units. SMATV uses satellite receivers to receive and compile programming and distributes the multi-channel programming to the subscribers in multiple dwelling units and large buildings. SMATV is, however, restricted mainly to free-to-air satellite programs as royalty fees for the encrypted programming can be very expensive - no economies of scale.

Direct Broadcast Satellite ("DBS")

     DBS companies transmit high-powered signals from a satellite directly to a small dish (about 60-90 cm in diameter) located at subscribers' homes. DBS is capable of delivering over 200 channels of digital programming. Currently, receiving equipment plus installation fees can cost each subscriber between $700 and $1,500. Each additional independent outlet requires a separate decoder device at an additional cost to the subscriber. MMDS enjoys certain advantages over DBA, specifically DBA's:

*    cost for constructing and launching satellites

*    receiving equipment is costly for subscriber

*    limitation on local programming

     In NTC's target market areas, it is not feasible to have local up-linking of DBS operations for at least the medium term. The high costs of implementation are much too prohibitive. In the meantime, foreign DBS operators, although high priced, do present a source of competition. MMDS has a significant advantage over satellite companies because local terrestrial based companies have the ability to work alongside regulatory bodies (government) in controlling and screening transmission signals to subscribers (censorship). For example, Canada, the U.S., Singapore, Malaysia, Indonesia, China and India have severe restrictions on DBS programming that originates from foreign soil.

Telephone Companies - Video on Demand

     Recently telephone companies in developed countries have been implementing ADSL technology capable of providing audio/video services over telephone lines. Such services are at present very costly to implement and restricted to offering video-on-demand and high speed Internet service. It is as yet uncertain as to whether the technology may be able to support multi-channel programming. NTC believes that MMDS will continue to maintain a cost advantage over such video services for a significant period.

     * Recently, the cable industry has developed a service that enable customers to order and pay for individually selected programs - Pay-Per-View ("PPV"). PPV has been especially successful for specialty events carried on a pay-per-event basis, such as sports events. PPV requires subscribers to have addressable converters, as employed by NTC, which allow the Company to control what subscribers watch without having to visit the subscribers' residences. NTC believes that PPV has the potential for becoming popular as additional exclusive events become available for distribution.

     * Digital compression, currently being developed by several equipment manufacturers, will allow several programs to be carried on one bandwidth, as opposed to current technology that allows only one program per bandwidth. Estimates of compression ratios are between 4:1 and 10:1 (about 150 to 300 channels). Digital technology will also enable MMDS to transmit high definition television signals. NTC believes that any compression technology that becomes commercially available will be beneficial to MMDS operators and will help to greatly expand the channel capacity available for programming.



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

     * Currently, franchise cable operators are rebuilding their infrastructures with fibre optic networks in order to provide their customers with greater numbers of programming channels and services. In the past, franchise cable systems have been limited to the number of programming channels offered to customers by their current analogue transmission and coaxial cable technologies.

     * In addition, wireless technology can now offer broadband interactive services - namely "fibre optics in the sky".

C.   Areas of Operation

                               [GRAPHIC OMITTED]

Mongolia

Mongolia Homevision is currently holding the following documents:

----------------------------------------------------------------------------------------------------------------------------
Date                 Title of License or Certificate                      Notes                   Duration
----------------------------------------------------------------------------------------------------------------------------
Mar 28, 1997         Mongolian State Registration Certificate
                     #21/475
----------------------------------------------------------------------------------------------------------------------------
May 17, 1996         License to Employ Radio Frequency                    2.3 - 2.99 Ghz        May 17, 1996 - May 17, 2006
                                                                          24 Ghz - 29.9 Ghz
----------------------------------------------------------------------------------------------------------------------------
Feb 20, 1997         Foreign Investment Chief Order for                   Mongolia/Singapore
                     Mongolia HomeVision HH                               Joint Venture
----------------------------------------------------------------------------------------------------------------------------
Nov 7, 1996          Permi.ssion to use channels to braodcast
                     television in Ulaanbaatar
----------------------------------------------------------------------------------------------------------------------------
Jan 28, 1997         Special License #14 (#800) for provision
                     of Paging Service, Ulaanbaatar, Darkan, Erdenet
----------------------------------------------------------------------------------------------------------------------------
May 16, 1996         Certificate of Enterprise with Foreign                                     May 16, 1996 - May 30, 2006
                     Investment #800
----------------------------------------------------------------------------------------------------------------------------
May 17, 1996         Communication Service License Certificate                                  May 17, 1996 - May 17, 2006
                     #800 # 32
----------------------------------------------------------------------------------------------------------------------------
Aug 26, 1996         Mongolia State Radio, TV & Communications Dept.
                     Operating License #01/016 Certificate #800/#32
----------------------------------------------------------------------------------------------------------------------------
Jan 22, 1997         Special License #06                                  TV Channel 33
                                                                          MMDS 2484-2700
----------------------------------------------------------------------------------------------------------------------------
Jan 22, 1997         Special License # 01                                 Frequency  163.1,
                                                                          155.3, 146.3 Mhz
----------------------------------------------------------------------------------------------------------------------------

NOSTRAD Media Pte. Ltd. ("NMPL"), through its subsidiary, HomeVision Mongolia HH ("Mania Delgets Co. Ltd.") obtained a license in Mongolia to establish wireless broadcast pay-television (license


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

granted in June 1996, frequencies of 2.3-2.99 GHz). HomeVision's signals will pass 120,000+ TV households and penetration rates of over 20% are projected over a 5-year period.

In line with HomeVision's plan to include telecommunications services in its offerings, government approval for paging operations, including national alphanumeric and voice paging, was obtained (frequencies 163.1, 146.300, 147.300, 155.300, and 156.300 MHz) in late 1996. The Company is operating voice, numeric and alphanumeric paging (under the brand name of "NOSTRAD Paging") in Ulaanbaatar.

HomeVision has obtained a long-term lease on a 3-storey broadcasting center, including the use of the existing transmission tower, from the Mongolian Radio and TV Company. The center houses a production studio, satellite signal receiving and re-transmission headend, and corporate administration and currently is the operations and transmission center for the paging network.

HomeVision currently employs over 20 personnel for the paging operations and has started training of technicians for the installation of subscriber equipment for the wireless pay TV network, which is scheduled for implementation in the fourth quarter of 2000.

Competition

There are four cable companies operating in Ulaanbaatar, of which, two are very small start-ups. Their program offering consists of only free-to-air satellite programming and does not include any of the encrypted programming, such as HBO, Cinemax, Star Movies and ESPN, with the exception of Discovery. In addition, they compile their own movie channel, consisting of pirated movies. Mongolia is a recent signatory to the Berne Convention and the Mongolian authorities have begun to take action against blatant copyright violations. The current subscription rates for such free-to-air programming range from US$2-3/month.

Location, Demographics

Mongolia is completely landlocked between two large neighbors, Russia and China. It is a vast country nearly three times the size of France and yet with a population of only 2.4 million people. 85% of the people are Mongol, 7% Turkic, (Mainly Kazakh), and 4.6% Tungsic. Four million Mongols live outside Mongolia. The special feature of the Mongolian democratic evolution since 1990 is its very peaceful and consensual nature. The democratic reforms have radically changed the social structure, the state ideology, and the mentality of the ordinary citizen, and these changes have taken place in a comparatively calm and stable manner. With the collapse of the Soviet Union, the substantial aid, which Mongolia enjoyed, was abruptly cut off in 1989/90. With the need for economic reform, the Government raised prices of commodities, coal, and electricity. Inflation rose dramatically. Expansionary monetary policies continued throughout 1992/93 such that inflation rose to 146% and peaked at 330% in 1993 before inflationary pressures eased. Inflation in 1995 was 66% falling to 53% in 1996 and the government goal for 1997 is 35%.

With the very positive indicators of the past few years and the steady improvement in the standard of living for Mongolian households, the opportunity to develop high quality subscription television system in Ulaanbaatar is significant. The low level vegetation, the relatively flat composition of the city, and the absence of severe high-rise and other man-made obstruction problems supports the evaluation that a Multichannel Multipoint Television Distribution System, (MMDS), will provide very effective and economic coverage, likely supporting direct reception by about 85 percent or more of the apartment blocks and individual reception locations in the target service area.

Since 1992, the Mongolian leaders have been gradually making the transition from Soviet-style central planning to a market economy through privatization and price reform and have been soliciting support from international financial agencies and foreign investors.

In 1994, the economy showed signs of recovery with the slowdown of decline of major economi.c indicators and GDP growth of 2.1%. In 1995 the GDP growth was almost 6% and in 1996 was approaching 5%. Good progress has been made in setting up market oriented institutions and in creating a legal and regulatory framework for investment. The Foreign Investment Law protects foreign investors from expropriation and offers substantial concessions.

Ulaanbaatar, the capital city, is in the central part of Mongolia on the river Tuul. The population of the city is over 640,000 constituting 25% of Mongolia's population. It is the largest industrial center and produces most of the total industrial output. The building industry is active in speculative private housing, and private offices and hotels are under construction, strengthening the role of Ulaanbaatar as the country's prime focus for financial and other services.

Although household income is low, the cost of housing is extremely low such that the cost of food and similar household essentials accounts for 50% of income. There is ample evidence that households have a relatively high percentage of their total income available with which to purchase appliances such as stereos, TV sets, etc. .Ulaanbaatar has a very young population. A population of over 640,000 divided by an average household size of 4.5 results in an estimate of over 140,000 households. It is safe to estimate the average family household consists of two adults and two children, (i.e. when taking into account single parent families, extended families, etc., an average of 4.5 members per household).

Foreign Investment

By the end of 1995, more than 520 business entities with foreign investor participation had been granted licenses to engage in commercial activity in Mongolia. Businesses and individuals from 39 countries have invested more than US$100 million between 1990 and 1995. Among the more recognized companies currently operating in Mongolia are Sumitomo Corporation and KDD of Japan, Korean Telecom, and Snyder Oil Corporation (SOCO), Nescor and Caterpillar from the United States.

The World Trade Organization has extended membership to Mongolia, and in addition, the United States Senate approved a bilateral investment treaty with Mongolia in June, 1996, thus providing a legal framework for American investors that expands on Mongolia's Foreign Investment Law. Many other countries have also signed bilateral trade agreements of a simi.lar nature with Mongolia.

The Foreign Investment Law of 1993 allows foreign investment through the establishment of a completely foreign enterprise, or the establishment of a business entity with the participation of a Mongolian investor. Additionally, foreign investors are permitted to participate in the ongoing privatization of state-owned property and enterprises. Both the Foreign Investment Law and the U.S.-Mongolian bilateral investment treaty ensure that foreign investors receive no less favorable treatment than Mongolian investors.

The Mongolian law specifically states that foreign investors shall be accorded no less favorable treatment regarding the possession, use, and disposal of their investments than that accorded to Mongolian investors, and goes on to specify the right of a foreign investor to possess, use, and dispose of their property; manage or participate in managing the business entity; and to transfer their rights and obligations to other persons. Foreign investors have the right to transfer abroad promptly (1) shares of profits and dividends, (2) proceeds from the sales of their assets and securities, (3) proceeds from the transfer of their property rights to other persons as well as from their withdrawal from or the dissolution of the business entity. The U.S.-Mongolian bilateral investment treaty stipulates that transfers must be made in a freely usable currency at the prevailing rate of exchange on the date of the transfer.

The Foreign Investment Law explicitly states that foreign investment will not be nationalized or subject to unlawful expropriation. Investments may be subjected to expropriation exclusively for the public purposes or interests and only in accordance with due process of law on a non-discriminatory basis with full compensation.

Over the last six years, the market economy has firmly taken root in Mongolia, and the government is moving to reform and strengthen its institutions to welcome foreign business, secure new investment, and make the legal and financial environment more predictable. Despite some initial missteps, Mongolia has made a real commitment to openness and to playing a more visible role in the international trading system.

Government Regulation and Licensing

Mongolia does not suffer from a shortage of laws and regulations; what it lacks are experience and enforcement capability. Copies of the laws are readily available oftentimes in English and officials do try to live up to the spirit and letter of the legislation as written. The problem is the sheer volume of new laws that have been enacted in the last few years. Since 1993, new laws or amendments that impact directly on foreign investment include legislation on accounting, anti-corruption, banking, bankruptcy, communications, consumer protection, copyright, currency regulation, customs, deposits, energy, taxes, foreign investment, labor, mineral, rights of trade unions, etc.

Taxation

Article 20 of the Foreign Investment Law allows tax holidays and reduced corporate tax for businesses with foreign investment. For basic telecommunications networks, there is a ten-year tax holiday and provision for a 50% reduction for a further five years. In addition, corporate tax exemptions and deductions are allowed for businesses involved in the implementation of introducing advanced technology. Mongolia recently removed import taxes and customs duties on capital goods brought into the country as part of foreign investment in new businesses. A uniform 10% sales tax is imposed on all imports, manufactured goods and some services and covers registered businesses with a turnover exceeding 5 million Tugs. The sales tax base for domestically produced goods and services is the selling price of goods, and the charges for performed work and rendered services.

                               [GRAPHIC OMITTED]

Morocco

OmniVision Maroc SARL is currently holding the following documents:

-------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certificate                 Notes                      Duration
-------------------------------------------------------------------------------------------------------------
July 20, 1998        Incorporation Certificte
-------------------------------------------------------------------------------------------------------------
April 23, 1998       Exclusive Distribution Contract with            Soread/OmniVision          5 years
                     Soread (government Pay-TV distributor)          /ShowTime/Gulf/DTH
-------------------------------------------------------------------------------------------------------------
Jan 14th 1999        Amendment granting OmniVision Maroc with        Gulf DTH/                  5 years
                     Exclusive Distribution Rights for               OmniVision
                     ShowTime channels in Morocco
-------------------------------------------------------------------------------------------------------------
March 11, 1999       Letter confirming OmniVision's                  Gulf DTH/                  Indefinte
                     distribution agreement                          OmniVision
-------------------------------------------------------------------------------------------------------------
Jan 14th 1999        Amendment to Agreement dated Jan 14 1999        Gulf DTH/                  Indefinte
                     amending various issues.                        OmniVision
-------------------------------------------------------------------------------------------------------------
Jan 14th 1999        Master Agreement   granting certain             Gulf DTH/                  Indefinte
                     Non-Exclusive Rights to distribute              OmniVision
                     ShowTime in Morocco
-------------------------------------------------------------------------------------------------------------
July 16, 1999        Agreement to develop VSAT Networks, and         Globecomm/Omni             Indefinte
                     technical and system integration                Vision Maroc
-------------------------------------------------------------------------------------------------------------

OmniVision Africa Ltd. ("OVA"), through its subsidiary OmniVision Maroc SARL, "(OVM") was granted the necessary licenses by the Ministry of Communication to distribute a DTH ("Direct to Home") subscriber Pay-TV service throughout Morocco. OVM on January 14th 1999 executed an agreement with Showtime, the fastest growing multi-channel digital satellite TV network in the Middle East, to distribute their programming package throughout Morocco. Showtime recently started uplinking its digital services on NileSat which allows its signals to be received throughout most of North Africa on a 90 cm dish. NileSat has rapidly established itself as the single satellite solution for the Middle East and North Africa delivering the widest possible choice of Western and Arabic channels. OmniVision's signals will reach over 2.9 million+ TV households throughout Morocco, and it is projected that the DTH subscriber base will exceed 115,000 by the 5th year of operation.

Competition

There are two local free to air TV channels operating.

Canal+Horizon (20,000 subscribers) offers a 1 channel DTH service, at a cost of $18 per month, which is being broadcast on HotBird on C Band and is encrypted. In addition ART (2,000 subscribers) offers 10 channels and 70 free to air channels, costing from $14-28 per month. In order to receive the C band signals the subscriber requires a satellite receiver ($150-300), a C Band dish ($90-150), and a decoder ($115-300). There are 3 other DTH providers all of which are illegal operators. Their prices range from $700-1000 per year. It is also required to have an address outside of Morocco in order to obtain signals. The ART signals will also be offered on OmniVision's decoder, and Showtime is making arrangements for the ART channels to be included in its lineup.

OmniVision Maroc SARL, "(OVM") has also applied for the necessary licenses by the Ministry of Communication to distribute terrestrial subscriber Pay-TV and Internet services throughout Morocco utilising Wireless MMDS technology. OVM has requested frequency between 2.3 to 2.9 GHz, which would provide for up to 50 channels of programming, with provision for 2 way Internet and data services. OmniVision's signals will pass 2.9 million+ TV households and it is projected that the subscriber base will exceed 345,000 by the 5th year of operation. OVM's Internet Service Provider license there have been approved and the company plans to launch the service by year-end 1999.

OmniVision Maroc SARL signed an agreement with Globecomm  Systems "GSI" (NASDAQ:
GCOM) to provide systems integration and end to end wireless solutions for its ISP operations in Morocco. As part of the agreement, GSI's subsidiary, NetSat Express, will provide Satellite Internet Access into the US Internet backbone to OmniVision. GSI designs, assembles and installs satellite ground segment systems and networks which support a wide range of satellite communications applications, including fixed, mobile and direct broadcast services as well as military applications. NetSat Express provides satellite based Internet access services, digital media distribution, and integration data, voice and video communications services. Nostrad plans to use NetSat Express ACCESS PLUS services to provide a comprehensive variety of Internet services including internet access, hosting, caching, ip multicasting, ip telephony, multi-media, broadcasting.

Morocco

Morocco is bounded on the north by the Mediterranean Sea, on the east and southeast by Algeria, on the south by Western Sahara, and on the west by the Atlantic Ocean. The area of Morocco is about 446,550 sq. km (about 172,413 sq. mi.).

Morocco's resources are primarily agricultural, but mineral resources are also significant. Among the latter, the most important is phosphate rock; other minerals include coal, iron, lead, manganese, petroleum, silver, tin, and zinc.

The estimated population for 1995 was 28,260,000, giving the country an overall population density of about 63 persons per sq. km (about 164 per sq.. mi.).

The capital of Morocco is Rabat, with a population (1998 estimate, greater city) of 1,872,000. Other major urban centers, with their 1998 estimated (greater city) populations, are Casablanca (5,210,000), the country's largest city and main seaport; Marrakech (1,817,000) and Fes (1,412,000), both important trade centers; and Tangier (854,000), a seaport on a bay of the Strait of Gibraltar.

Islam is the established state religion of Morocco. Almost the entire population is Sunni Muslim. The monarch is the supreme Muslim authority in the country. About 1 percent of the population is Christian, and less than 0.2 percent is Jewish.

In 1963 schooling became compulsory in Morocco for children between the ages of 7 and 13, but significantly fewer girls than boys attend classes, and less than 40 percent of secondary-school-age Moroccans actually attend secondary school. Arabic is the main language of instruction, and French is also used in secondary schools. In the early 1990s it was estimated that 50 percent of the population was literate. In the late 1980s more than 2.9 million pupils attended primary or pre-primary schools, and more than 1.3 million students were enrolled in secondary and vocational schools.

About 240,000 people were enrolled in schools of higher education in Morocco in the late 1980s. Higher education of the traditional type is centered in Fes at Al Qarawiyin University, which was founded in AD 859. Modern higher education is offered at Mohammed V University (1957), at Rabat; Mohammed Ben Abdellah University (1974), at Fes; Cadi Ayyad University (1978), at Marrakech; Hassan II University (1976), at Casablanca; and Mohammed I University (1978), at Oujda. Rabat also has colleges of fine arts, public administration, agriculture, and economics, and the School of Native Arts and Crafts (1921) is in Tetouan.

Morocco is primarily an agricultural country, although no more than about 20 percent of the land is cultivated. In the early 1990s gross domestic product
(GDP) was estimated at $28 billion, or about $1,005 per person. The estimated budget during the same period included revenues of about $7.5 billion and expenditures of about $7.7 billion.

The principal crops of Morocco are cereals, particularly wheat and barley (3 million metric tons in the early 1990s); potatoes (900,000 metric tons); tomatoes (900,000metric tons); melons (551,000 metric tons); olives (500,000 metric tons); grapes (294,000 metric tons); pulses (163,000 metric tons); dates (82,000 metric tons); and sugarcane and sugar beets (3.7 million metric tons). Many other fruits and vegetables are also grown. Livestock included about 17 million sheep, 5.5 million goats, and 3.3 million head of cattle.

Morocco is a leading producer of phosphate rock; annual output was about 21.4 million metric tons in the early 1990s. Other minerals produced were coal (526,000 metric tons), iron ore (149,500), lead (95,300 metric tons), manganese ore (49,400 metric tons), and zinc (40,100 metric tons).

Morocco's manufacturing sector is made up mostly of small-scale enterprises. Construction materials, chemicals, textiles, footwear, processed food, wine, refined petroleum, and many other kinds of goods are produced in Morocco. Artisans produce fabrics, leather goods, ceramics, rugs and carpets, and woodwork of high quality. Annual production in the early 1990s included about
1.2 million sq. m (about 1.4 million sq. yd) of rugs and carpets, 5.8 million metric tons of cement, and 1.1 million tons of phosphoric acid.

Morocco's unit of currency is the dirham, consisting of 100 francs (9.651 dirhams equal U.S.$1 in 1998).

Morocco's leading exports are phosphates and phosphoric acid. Other exports include citrus fruit, wheat, fish, and minerals. Annual exports in the early 1990s earned $3.5 billion. Imports, consisting mainly of industrial equipment, food products, manufactured goods, and fuels, were valued at $6.5 billion. The principal trade partners of Morocco are France, Spain, Italy, Germany, the United States, and the United Arab Emirates. Morocco gains much foreign exchange from remittances by Moroccans working abroad and from the expenditures of the large number of tourists who visit the country each year.

Morocco has extensive port facilities, concentrated principally at Casablanca. Other ports include Agadir, Kenitra, Mohammedia, Safi, and Tangier. In the early 1990s the country had some 1893 km (some 1176 mi.) of railroad track and 59,198 km (36,786 mi.) of roads, some 47 percent of which were hard-surfaced. Morocco had about 669,637 passenger cars during the same period. Domestic and international air service is provided by Royal Air Maroc; several major foreign airlines also serve Morocco.

Radio and television programs are broadcast in several languages in Morocco, and about 5.4 million radios and 2.9 million television receivers are in use in the early 1998s. The country has 12 daily newspapers and numerous periodicals.

Morocco's work force in the mi.d-1980s included some 7.4 million persons. Approximately 50 percent of the labor force was engaged in agriculture, about 26 percent worked in services, and some 24 percent was employed in manufacturing and other sectors.

                               [GRAPHIC OMITTED]


Uganda


OmniVision Uganda Ltd. is currently holding the following documents:

------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certificiate                Notes              Duration
------------------------------------------------------------------------------------------------------------
June, 4 1997         Certificate of Incorporation
                     544,490/1619978
------------------------------------------------------------------------------------------------------------
May 30, 1997         Joint Venture Agreement                         Orbitornics/OmniVision     5 years
                                                                     Africa Joint Venture
------------------------------------------------------------------------------------------------------------
Dec 16, 1997         Uganda Communications Commission                2.484 Ghz - 2.716 Ghz      Indefinite
                     Assignment of Frequency
------------------------------------------------------------------------------------------------------------
Sept 7, 1999         Uganda Commuincations Commission                2.484 Ghz - 2.716 Ghz      Indefinite
                     Extension of Assignment of Frequency
------------------------------------------------------------------------------------------------------------
Oct 19, 1998         Uganda Commuincations Commission
                     Permi.ssion to Operate TV Broadcasting
                     Service Through MMDS Techniques
------------------------------------------------------------------------------------------------------------
May 7, 1998          Uganda Commuincations Commission                                           5 years
                     License to operate a Paging Services
                     License # TL-98-15
------------------------------------------------------------------------------------------------------------
May 19, 1999         Public Notice of OmniVision's licenses          MMDS-Broadcasting
                     to operate by the Uganda Communications         & Paging
                     Commission
------------------------------------------------------------------------------------------------------------

OmniVision Africa Ltd. ("OVA"), through its subsidiary OmniVision Uganda Ltd., was granted the necessary licenses by the Ministry of Communication and the Uganda Investment Authority for undertaking telecommunications activities and to provide 19 channels of pay TV (employing radio frequencies between 2.484 to
2.716 GHz). OmniVision's signals will pass 200,000+ TV households and it is projected that the subscriber base will exceed 50,000 by the 5th year of operation. Additionally, OmniVision was granted approval by the Ministry of Communications in Uganda to expand its services to include paging services in Kampala, Jinja and Entebbe. The paging operations are scheduled to be operational in Kampala by year-end 1999. OmniVision has obtained an agreement to use the existing transmission tower and site on the top of Kololo Hill in Kampala for its MMDS and paging transmission headends.

Competition

There are three local free to air TV channels operating. One is run by the local government called UTV, operating on channel 5 VHF; and the other two, which are privately owned are Sanyu TV on channel 28

UHF and Channel TV on channel 12 VHF. This last station, however, is not being received in most of Kampala because of the poor location of its broadcast site.

Multichoice of South Africa offers a M-Net package of three subscription channels, consisting of channels 7, 11, and 13 VHF, which are being broadcast in encrypted mode. Their programming is comprised a Movie channel (Movie Magic), a sport channel (Super Sport), and the M-Net channel showing BBC/Kid TV. Although this is an adequate choice of programming, given limited alternatives, it is very expensive. Their fees consist of approximately US$120.00 for the installation and a monthly fee of about US$45.00. Nevertheless, even with their expensive pricing, there are approximately 3,500 subscribers to this service. This indicates the demand for subscription television service.

Uganda

Uganda, a republic in eastern Africa, is bounded on the north by Sudan, on the east by Kenya, on the south by Tanzania and Rwanda, and on the west by Zaire; it is a member of the Commonwealth of Nations. Uganda has an area of 241,139 sq. km (about 93,104 sq. mi.).

Almost all the inhabitants of Uganda are black Africans. About two-thirds of the people speak the Bantu language; they live in the southern half of the country and include the Ganda, Soga, Nyoro, Nkole and Toro ethnic groups. Most of the remaining people speak the Nilotic language; they live in the north and include the Acholi, Lango, and Karamojong ethnic groups.

The 1995 population estimate was 20,405,000, giving the country an overall population density of about 85 persons per sq. km (about 219 per sq. mi.). Uganda's growth rate in the early 1990s was about 3 percent.

Uganda's capital and largest city is Kampala (population, 1997 provisional, 1,373,463), which is located near Lake Victoria. Other cities include Jinja (90,979), Mbale (53,634), Gulu (42,841), Entebbe (71,638), Soroti (40,602) and
Mbarara (40,383).

The British educational system has been influential in Uganda, and missionary schools have played an important role in educating the people. In the late 1980's about 2.6 million pupils attended some 7,900 primary schools in Uganda and some 240,000 students were enrolled in more than 900 secondary, technical and teacher-training schools. Uganda's leading institutions of higher education are Makerere University (1922) and Uganda Technical College (1954), both located in Kampala.

The economy of Uganda has shown a steady recovery since 1987 when the Government of Uganda put into place an Economic Recovery Program Plan with assistance from the World Bank and the IMF. As a result of the Government's commitment to reforms, Uganda's annual Gross Domestic Product (GDP) growth averaged six percent during fiscal years 1986-1994 and eight percent over the past three years. GDP growth is expected to average six percent for the next three years. The growth occurred across the economy, with final 1995/96 figures expected to show growth of over six percent in agriculture and nearly eighteen percent in manufacturing. Mining, transport, communications and construction sectors also grew. The result of this strong economic growth is that the Ugandan economy almost doubled in size in the past ten years.

There was an increase in industrial production index from 169.2 in December 1992 to 229.2 in December 1993, approximately 19%. Much of this growth resulted from increased output of drinks and tobacco 25%, food processing 38%, and chemicals, paint and soap 18%. This development resulted from a number of policy reforms, including greater control of inflation, liberalization of trade, and improved investment and exchange regimes. These policies have further improved the industrial production index to 260.6 in 1994 with an approximate 14% increase over 1993. The country has significant natural resources, including ample fertile lands, regular rainfall, and mineral deposits. The gross national product (GNP) in 1996s was estimated at $6 billion, or about $300 per capita.

The Government of Uganda is actively liberalizing the economy. In the past few years, the government has abolished monopolies in coffee, cotton, power
generation   and    telecommunications.    Foreign   exchange,    based   on   a
market-determined exchange rate, can be freely purchased. Many public enterprises have been privatized or are scheduled for privatization. Loss-making companies are being liquidated, enterprises, which could be managed better by private companies, are being divested, and other enterprises are being restructured.

In 1991 the Uganda legislature, the National Resistance Council, enacted a law, the Investment Code, that provided conditions that are more favorable for investment in Uganda for both local and foreign investors. Under that same legislation, the Uganda Investment Authority was established with the major aim of promoting and facilitating investments in Uganda. The Code came into effect on 25th January 1991.

During his recent visit to Uganda, President Clinton stressed that the US is committed to supporting President Musevani in the continued move to increase the stability and economic growth of Uganda and the surrounding countries.

                               [GRAPHIC OMITTED]

Tanzania

OmniVision Tanzania Ltd. is currently holding the following documents:

-------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certiciate                  Notes                      Duration
-------------------------------------------------------------------------------------------------------------
Oct 29, 1998         Certificate of Incorporation # 35098
-------------------------------------------------------------------------------------------------------------
Oct 15, 1998         Joint Venture Agreement between                                            Indefinite
                     CableVision Africa Ltd./OmniVision Africa Ltd.
-------------------------------------------------------------------------------------------------------------
Sept 10, 1998        Tanzania Broadcasting Commi.ssion               2.532 - 2.635 GHz          Indefinite
                     Allocation of MMDS Frequencies for Pay-TV       5 channels
-------------------------------------------------------------------------------------------------------------
Aug 13, 1999         Tanzania Broadcasting Commi.ssion               2.509-2.683 Ghz            Indefinite
                     Construction Permi.t for MMDS and Assignment    8 channels
                     of additional Frequencies for Pay-TV
-------------------------------------------------------------------------------------------------------------

OmniVision (Africa) Ltd. ("OMVA"), through its subsidiary OmniVision Tanzania Ltd., in conjunction with CableVision (Africa) Ltd., the parent Company of Coast Television Network Ltd. (CTN), has been allocated frequency licenses by the Ministry of Telecommunications for undertaking telecommunications activities and to provide, initially, 13 channels (applications for up to 25 channels have been submitted) of pay TV (employing radio frequencies between 2.5 to 2.58 GHz). OmniVision's signals will pass 450,000+ TV households and it is projected that the subscriber base will exceed 76,000 by the 5th year of operation. OmniVision's local partner has agreed to provide the transmission tower atop their building and transmission facilities for the MMDS Pay-TV project.

Tanzania

The United Republic of Tanzania is bounded on the north by Kenya and Uganda, on the east by the Indian Ocean, on the south by Mozambique, Malawi and Zambia, and on the west by Zaire, Burundi and Rwanda. The country includes the islands of Zanzibar, Pemba and other offshore islands in the Indian Ocean. The total area of Tanzania is 945,087 sq. km (364,898 sq. mi.). Dar es Salaam is the capital and largest city.

The landscape of mainland Tanzania is generally flat and low along the coast, but a plateau at an average altitude of about 1,200 m (about 4,000 ft) constitutes the greater part of the country. Isolated mountain groups rise in the northeast and southwest. The volcanic Kilimanjaro (5,895 m/19,340 ft), the highest mountain in Africa, is located near the northeastern border. Three of the great lakes of Africa lie on the borders of the country and partially within it. Lake Tanganyika is located on the western border, Lake Victoria on the northwest and Lake Nyasa (Malawi) on the southwest. Lakes Nyasa and Tanganyika lie in the Great Rift Valley, a tremendous geological fault system extending from the Middle East to Mozambique.

Zanzibar, separated from the coast of the mainland by a channel some 40 km (some 25 mi.) wide, is about 90 km (about 55 mi.) long and covers an area of 1,658 sq. km (about 640 sq. mi.). It is the largest coral island off the coast of Africa. Pemba, some 40 km (some 25 mi.) northwest of Zanzibar, is about 68 km (about 42 mi.) long and has an area of approximately 984 sq. km (380 sq. mi.). Both Zanzibar and Pemba are mostly low-lying.

Diamonds are by far the most important of the minerals currently being exploited in Tanzania. Large deposits of coal and iron ore are known to exist in the southern region. Forestland constitutes one of the most substantial natural resources of the country. Among the many hardwoods found are mahogany and camphorwood. The country abounds in wildlife, including antelope, zebra, elephant, hippopotamus, rhinoceros, giraffe, lion, leopard, cheetah and monkey.

The population of Tanzania (1995 estimate) is about 30,742,000, giving the country an overall population density of about 33 persons per sq. km (about 84 per sq. mi.). Yet, the population distribution is irregular, with high densities found near fertile soils around Kilimanjaro and the shores of Lake Nyasa, and comparatively low density throughout much of the interior of the country. The government has reversed a policy of resettling people in registered villages after its effectiveness proved limited.

The largest city and seat of government, Dar es Salaam, has a population (1997) of 3,260,850. Other major cities are Mwanza (223,013), a port on Lake Victoria, and Tanga (187,634), an industrial center and seaport. Zanzibar (357,634) is the largest city on the island. Dodoma (203,833) has been designated as the eventual capital of Tanzania.

Under  the  new  administration  of  President  Benjamin  Mkapa,  the  Tanzanian
Government has set out to reverse the socialist policies began by former President Nyerere and to reduce government interference in the economy. As such, the government has embarked on a policy of selling off government corporations. This effort has continued over the last twelve months with a number of large corporations going up for auction. The largest and most notable corporation on the auctioning block, the Tanzanian Cigarette Company, has been sold to RJR/Nabisco Corporation.

The economy of Tanzania is primarily agricultural. More than 80% of the economically active population is engaged in farming and agricultural products account for about 75% of the annual exports.

The country is the world's largest producer of sisal and cloves. A series of development plans has stressed growth of the agricultural cash economy and a reduction in dependence on imports for manufactured goods. GDP (1995): US$ 4.0 bil. Real GDP Growth Rate (1995): 3.9%

The Tanzanian government continues to provide incentives to outside investors wishing to invest in Tanzania. In 1990, the government created the Investment Promotion Center (IPC) and charged it with promoting international investment in Tanzania, assisting potential investors, and providing investment incentives to individuals and companies wishing to set up shop in Tanzania. In 1995, the government introduced a uniform tax of 5 percent on imported capital goods, thereby rationalizing (and encouraging) investment across the board while reducing the negative effect of excessive special exemptions.

                               [GRAPHIC OMITTED]

Zimbawbwe

Nostrad telecommunications Inc. current agreements:

-------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certiciate                  Notes                   Duration
-------------------------------------------------------------------------------------------------------------
August 26, 1999      5 year renewable Management Agreement           Phluger/Nostrad         5 year renewable
-------------------------------------------------------------------------------------------------------------
Sept 12, 1999        Procurment agreement for 22 MMDS systems        Phluger/Nostrad
                     and KU Band Uplink for Zimbabwe Broadcasting
                     Corp. USD43,000,000
-------------------------------------------------------------------------------------------------------------

Nostrad entered into an agreement on August 26, 1999 whereby Nostrad was assigned the rights and obligation to provide Management and Technical Services as part agreement between Phluger Enterprises LLC and the Zimbabwe Broadcasting Corporation ("ZBC"). Phluger Enterprises LLC and the Zimbabwe Broadcasting Corporation entered into a 20 year Management and Technical Services Agreement on the 16th of December 1998 to provide the management and supply of an MMDS wireless cable television distribution system in Zimbabwe. This US$ 43 million dollar MMDS rebroadcasting network will be part of a country wide Pay-TV distribution network, consisting of a KU band uplink broadcast center in Harare and 22 MMDS transmission centers in key city's throughout Zimbabwe.

Zimbabwe

Zimbabwe, landlocked republic in southern Africa, bounded on the north by Zambia and Mozambique, on the east by Mozambique, on the south by South Africa, and on the southwest and west by Botswana. Formerly the British colony of Southern Rhodesia, the white government of the territory unilaterally declared itself independent in 1965 and adopted a republican form of government in 1970. In 1979, as Zimbabwe Rhodesia, the territory installed a transitional coalition government; the following year a new black majority government was elected and the country became formally independent as Zimbabwe. The total area of the country is 390,759 sq. km (150,873 sq. mi.). Harare is its capital and largest city.

Physiographic Regions

Zimbabwe occupies part of the great plateau of southern Africa. The most prominent physical feature is a broad ridge that runs southwest to northeast across the country. It has an elevation of between 1200 and 1500 m (between 4000 and 5000 ft) and is known as the High Veld. On either side of the ridge the land slopes downward, in the north to the Zambezi River and in the south to the Limpopo River. These areas have average elevations of about 1070 m (about 3500 ft) and are known as the Middle Veld. Along the eastern border is a mountain range that rises to a maximum elevation of 2592 m (8504 ft) at Mount Inyangani. A number of short rivers rise in the High Veld. Of these rivers the Shangani and Sanyati flow north, and the Save and Lundi flow south. Lake Kariba, which was formed behind Kariba Dam on the Zambezi River, lies astride the country's northern boundary.

Mineral Resources

Zimbabwe is rich in mineral resources. Most minerals are found in the Great Dyke, a geologic formation that stretches roughly north-south across the center of the country. Minerals found here include chromium, copper, asbestos, nickel, gold, silver, and iron. Large coal reserves are found in the northwest near Hwange. Other mineral resources include cobalt, tin, and precious stones. Large reserves of platinum and kyanite and smaller reserves of zinc and lead have been located.

Population Characteristics

According to a 1992 census, the population of Zimbabwe was 10,401,767. The estimate for 1995 is 11,536,000, giving the country an overall population density of about 30 persons per sq. km (about 76 per sq. mi.). More than two-thirds of the people live in rural areas. The emigration of whites that began in the mi.d-1970s continued after independence in 1980.

Principal Cities

Zimbabwe's capital and largest city is Harare (formerly known as Salisbury), which had a population of 2,884,169 in 1992. Other major cities are Bulawayo (920,936), an important railroad junction and manufacturing center; Chitungwiza (574,035), a suburban city near Harare; Mutare (231,808), located in an agricultural and lumbering region; Gweru (224,735), a mining center; and Kwekwe (194,982), an industrial and mining center.

Language and Religion

English is the official language of Zimbabwe. The most important Bantu languages are Shona and Ndebele. About 50 percent of the population practice various syncretic religions, fusions of traditional African religions and Christianity. Some 25 percent are Christian, principally Roman Catholic or Anglican Communion, but also including many Protestant sects. About 24 percent of the people practice traditional religions, and about 1 percent are Hindu or Muslim.

Education

Primary  education in Zimbabwe is free and compulsory  between the ages of 7 and
15. In the early 1990s approximately 2.4 million students were enrolled annually in primary schools and 657,000 in secondary schools. Higher educational institutions include a number of teachers' colleges and several agricultural and technical schools. The University of Zimbabwe (1955) at Harare has about 9100 students. About 61,600 students were annually enrolled in higher education in the early 1990s.

Communications

Zimbabwe has national television broadcasting stations based in Harare, with secondary studios in Bulawayo. Radio broadcasts are in six African languages and English. In the early 1990s the country had about 860,000 radios and 270,000 television sets. Three daily newspapers and a wide variety of periodicals are published.

Agriculture

About one-quarter of Zimbabwe's economically active population is engaged in agriculture. The principal cash crop is tobacco, which is grown mainly in the northern and central regions; in the early

1990s annual production totaled about 202,000 metric tons and accounted for more than one-quarter of export earnings. Other cash crops include cotton, maize, sugarcane, and coffee. Economic sanctions were responsible for curtailing the export of tobacco in the 1970s, and since then emphasis has shifted to the production of maize and other food crops such as cassava, wheat, sorghum, and millet. Other leading crops include peanuts, potatoes, beans, and oranges. Livestock raising and dairying are also of major importance. In the early 1990s the country had about 4.7 million cattle, 2.6 million goats, 580,000 sheep, 290,000 hogs, and 13 million poultry.

Forestry and Fishing.

Zimbabwe's annual roundwood cut in the early 1990s was about 7.9 million cu m (280 million cu ft). The annual fish catch amounted to 22,100 metric tons.

Mining

Zimbabwe is the world's fifth largest supplier of chromium ore, producing about 560,000 metric tons annually in the early 1990s. The country is also among the leading nations in the production of gold (583,000 troy ounces), nickel (11,400 metric tons), and asbestos (160,500 metric tons). The number of other minerals mined in the country is extensive, including copper, silver, emeralds, lithium, tin, iron ore, cobalt, coal, and diamonds. Other reserves include kyanite, platinum, zinc, and lead. Although mining employs only about 4 percent of the workforce, it produces about 30 percent of export revenues.

Manufacturing

Manufacturing grew rapidly in Zimbabwe after World War II (1939-1945). Zimbabwe's industrial activity benefits from one of the best transportation systems in Africa, with roads and railroads linking major urban and industrial centers. Except when curtailed by drought, the country also has sufficient hydroelectric-generating capacity to meet industrial needs. Much of the manufacturing activity involves processing food and mineral products. During the 1970s other industry was developed to produce goods no longer available through import as a result of international sanctions. Leading manufacturing sectors are food products, metals (primarily ferrochrome, steel, and nickel metal), chemicals, and textiles.

Energy

Zimbabwe gets most of its electric power, which totaled about 8.2 billion kilowatt-hours per year in the early 1990s, from the Kariba Dam on the Zambezi River. A large thermal facility was built in the 1980s near the coalfields of Hwange in the northwest.

Transportation

Zimbabwe has a road network totaling about 85,780 km (about 53,300 mi.) in length. The country is also served by 2759 km (1714 mi.) of railroads, with links to Zambia, Botswana, South Africa, and ports on the Indian Ocean in Mozambique. Road and rail connections with Zambia and Mozambique were restored in 1980 following independence. Most of the major towns are served by air transport.

Currency and Banking

The monetary unit is the Zimbabwe dollar, which is divided into 100 cents (8.38 Zimbabwe dollars equal U.S.$1; 1995). The Reserve Bank of Zimbabwe (1964) is the central bank and the sole bank of issue.

Foreign Trade

In the early 1990s annual exports totaled about $1.5 billion and imports $1.8 billion. The leading exports were tobacco, ferrochrome, gold, nickel metal, cotton, steel, and textiles. Chief imports were machinery and transportation equipment, basic manufactures, chemicals, and fuels. Leading trading partners for exports are Germany, Great Britain, South Africa, the United States, Botswana, Japan, Italy, and the Netherlands; chief sources for imports are South Africa, Great Britain, the United States, Germany, Japan, Botswana, Italy, and France.

Government

According to the constitution that went into effect in 1980, Zimbabwe is a sovereign republic and guarantees the fundamental rights and freedoms of the individual, regardless of race, tribe, or place of origin. Constitutional amendments approved in 1987 provided for direct election of the president and abolished reserved seats in parliament for whites. An amendment promulgated in 1990 established a unicameral legislature.

Executive

Executive authority in Zimbabwe is vested in a president, who is elected to a six-year term by direct popular vote. The president appoints the vice president and a cabinet.

Legislature

Legislative power in Zimbabwe is vested in the House of Assembly. Of the 150 members of the assembly, 120 members are elected by direct popular vote, 10 are elected by traditional chiefs (5 from among the Shona and 5 from the Ndebele), 12 are appointed by the country's president, and 8 are provincial governors. The parliament sits for a maximum of six years.

Judiciary

The Supreme Court, which includes a chief justice and four other justices, has original jurisdiction over certain constitutional questions and appellate jurisdiction on all others. The High Court, consisting of 13 judges, has original jurisdiction in major civil and criminal cases. In addition, there are regional courts, magistrates' courts, and customary law and local courts.

Local Government

For the purposes of local administration Zimbabwe is divided into eight provinces, each administered by a commissioner appointed by the central government.

Political Parties

The two leading political parties were, until December 1987, the ruling Zimbabwe African National Union-Patriotic Front (ZANU-PF) and the main opposition group, the Zimbabwe African People's Union (ZAPU). The two parties united under the name ZANU-PF in 1987 and 1988. Starting in 1989 many political parties were established, including the Zimbabwe Unity Movement (ZUM), the Forum Party, the Committee for a Democratic Society, and the Democratic Party.

Health and Welfare

Upon independence in 1980, Zimbabwe had limited government and private social security systems. The post-independence government expanded the social security system, although austerity measures adopted in the early 1990s reduced public expenditure on health care. The estimated average life expectancy in the mi.d-1990s was 44 years for women and 40 years for men; the infant mortality rate was 74 per 1000 live births. Acquired Immune Deficiency Syndrome (AIDS) has reached epidemic proportions in Zimbabwe. In 1995 an estimated 800,000 people were infected with the virus that causes AIDS, and 20 to 25 percent of the sexually active population were believed to carry the virus. AIDS is a leading cause of death for children under five years of age in Zimbabwe.

Defense

In the early 1990s Zimbabwe had armed forces totaling about 48,200, with 47,000 in the army and 1200 in the air force.

Background and Economic Climate

As with a the bulk of developing economies suffering from large fiscal deficits resultant of excessive foreign borrowing, the direction of economic policy in Zimbabwe shifted in the late 1980s under the auspices of World Bank and International Monetary Fund structural adjustments and stabilization programs. In 1989, the government introduced an Economic Structural Adjustment Program which resulted in the following measures:

removal of wage and price controls, as well of those on foreign exchange devaluation of the currency to increaseexports and foreign exchange earnings liberalization of trade with the goal of replacing qualitative controls with tariffs by 1995 reduced government spending and subsidies

Although improvements have been made in several areas, Government deficits have continued to increase contributing to high inflation. From a level of 15.5 percent in 1990, inflation soared to just over 42 percent in 1992 before falling to roughly 22 percent by 1994. Zimbabwe remains a mixed economy with private business existing side by side with state owned companies. Currently, public services, including postal service, railways, airlines and telecommunications are state owned. Although only approximately 65 companies are listed on the Harare stock exchange, the number of private firms continues to increase. The economy of Zimbabwe is becoming increasingly diversified. In 1993, industry represented over 36 percent of GDP. A great deal of domestic industry is, however, based upon agriculture and mining, thus these sectors remain vital to the country's economic well being. Timely and abundant rainfall and favorable mineral export markets bode well for the Zimbabwe economy in 1996.

Telecom Sector Profile

The Zimbabwe Posts and Telecommunications Corporation (PTC), a wholly government-owned company, is the only provider and operator of telecommunications and postal services in the country. The PTC also provides agency services for the Post Office Savings Bank. Currently, plans are under development to transform the PTC into a holding company with four subsidiaries. The subsidiaries will be responsible for postal services, telecommunications services, equipment manufacturing, cellular mobile telephone services respectively. This plan was put forth as part two of a three phase World Bank project. However, because the Government of Zimbabwe did not commit to the recommendations soon enough, the World Bank cancelled funding for phase three, the implementations of recommendations. The PTC is controlled by a board of directors comprised of public and private sector representatives, as well as top level personnel from the Ministry of Information, Posts and Telecommunications. Currently, the eight person board is chaired by Dr. M.M. Mhloyi. The PTC operates virtually all telecommunications services in the country, with control over all local, domestic long distance and international basic voice services. Limited competition is permitted in the area of private networks. Although not licensed or provided by the PTC, Internet connection is available through local universities. To this point the national operator has not actively pursued Internet connectivity. Partial competition is permitted in the provision of certain customer premise equipment, including: telephones, PBXs, fax machines and modems. Five firms largely dominate the suppliers market in Zimbabwe:
Philips, Ericom Services (formerly Ericcson), GEC Plessey, GL Communications and WRS Telecommunications.

Network

In 1994, the PTC network encompassed some 135,000 main lines in operation. Rapid population growth, on the order of 3.5 percent annually, has thwarted efforts to increase teledensity. In 1994, only 1.2 main lines were in operation per every 100 inhabitants. The waiting list for telephone service is approximately 107,000. Unexpressed demand, due to the futility of getting on such a waiting list, undoubtedly pushes this figure much higher. At the current teledensity growth rate, it is estimated that some individuals in rural areas may have to wait ten years for telephone service. In the late 1980s, the PTC launched a network expansion and digitalization program. Although well behind the original schedule, progress is being exhibited. The digitalization program is in full swing in the Midlands province. In Harare and Mutare, fiber optic cable has been laid and digitalization is almost complete. In addition, some 100,000 digital lines are planned to be commissioned in the Mashonaland and Manicaland provinces by 1997. Given past performance of the PTC, however, it is unlikely this deadline will be met. Zimbabwe's international connections, both regional and global, are almost entirely via satellite. This is not surprising given that the country is landlocked. In Mazowe, two Standard A earth stations are utilized to access INTELSAT spacecraft.

Regulatory and Competitive Developments

Currently, there exists no independent regulatory body in Zimbabwe. Tariff, licensing and other such decisions all are made by the PTC. The Ministry of Information, Posts and Telecommunications is kept informed but plays no role in the decision-making process.

Recently, recommendations were made under the auspices of a World Bank-funded project to create an independent regulatory body. Building upon the ministerial framework, the new body would regulate both the telecom and broadcasting sectors. As with calls for a new holding company, the Government is taking the recommendation under consideration. As a result of recent developments (see below), new regulations have been proposed in regard to the cellular sub-sector. The government has called for the establishment of a "Technical Committee" to consider and make recommendations for the issuance of cellular licenses. This committee is to be integrated into the regulatory body if, and when, one is established. Over the past year, pressure has been mounting within Zimbabwe for the liberalization of the telecom sector and even the privatization of the PTC. Retrofit Ltd., a private Zimbabwe-owned and operated company, seized upon this groundswell and challenged in court the PTC's monopoly on the basis that the poor and limited services offered infringed upon the peoples freedom of expression. Following a landmark Supreme Court ruling in favor of Retrofit, EcoNet, a Retrofit subsidiary, is moving forward with plans to provide GSM-based cellular services nationwide. Initially, the Retrofit subsidiary plans to offer services in and around the Harare area. In response to these developments, the PTC is currently planning to launch its own competing cellular network.

                               [GRAPHIC OMITTED]

Ghana

OmniVision Ghana Ltd. is currently holding the following documents:

-------------------------------------------------------------------------------------------------------------
Date of License      Title of License or Certificiate                 Notes                     Duration
-------------------------------------------------------------------------------------------------------------
Apr 23, 1998         Certificate of Incorporation # 79,443
-------------------------------------------------------------------------------------------------------------
                     Joint Venture Agreement                         ESN/OmniVision             30 years
                                                                     Africa Ltd.
-------------------------------------------------------------------------------------------------------------
Mar 12, 1998         Confirmation by the Ghana Frequency
                     Registration and Control Board of provisional
                     certification of authorisation for frequencies
-------------------------------------------------------------------------------------------------------------
Nov 21, 1995         Provisional certification of                    2.5Ghz-2.588Ghz
                     authorisation Ghana Frequency                   6 channels
                     Registration and Control Board
-------------------------------------------------------------------------------------------------------------
Aug 22, 1997         Confirmation letter from authorisation          Request for
                     Ghana Frequency Registration and Control Board  additional frequency
-------------------------------------------------------------------------------------------------------------

Ghana, a country in western Africa, is bounded on the north and northwest by Burkina Faso, on the east by Togo, on the south by the Atlantic Ocean and on the west by Cote d'Ivoire. Formerly a British colony known as the Gold Coast, Ghana became, in 1957, the first black nation in sub-Saharan Africa to achieve independence. The country is named after the ancient empire of Ghana, from which the ancestors of the inhabitants of the present country are thought to have emigrated. The total area is 238,537 sq. km (92,099 sq. mi.).
Accra is Ghana's capital and largest city.

Ghana is a lowland country, except for a range of hills on the eastern border. The sandy coastline is backed by a coastal plain that is crossed by several rivers and streams, generally navigable only by canoe. In the west, the terrain is broken by heavily forested hills and many streams and rivers. To the north lies an undulating savanna country that is drained by the Black and White Volta rivers, which join to form the Volta. The Volta then flows south to the sea through a narrow gap in the hills. Lake Volta, in the east, is one of the largest artificial lakes in the world; it was formed by the Akosombo Dam on the Volta River. No natural harbors exist in the country. Ghana's highest point, in the eastern hills, is about 900 m (about 2950 ft) above sea level.

The key mineral resources of Ghana are gold, diamonds, manganese ore, and bauxite. Forest resources are significant and the offshore waters are rich in fish. Minor resources include petroleum and natural gas.

The population of Ghana is divided into more than 50 ethnic groups. The majority of the people are agricultural workers who live on farms or in small villages.

The population of Ghana at the 1997 census was 18,296,081, giving the country an overall population density of about 73 persons per sq. km (about 190 per sq. mi.). The most densely populated parts of the country are the coastal areas, the Ashanti region in the south central part of the country, and the two principal cities, Accra and Kumasi. About 70 percent of the total population live in the southern half of the country. The most numerous peoples are the coastal Fanti and the Ashanti, who live in central Ghana, both of whom belong to the Akan family. The Nzima and the Ahanta live in the southwest. The Accra plains are inhabited by the Ga. Most of the inhabitants in the northern region belong to the Moshi-Dagomba group of Volta peoples or to the Gonja group.

Accra, the capital, has a population (1997 estimate) of about 3,153,500. Kumasi (599,300) is the capital of the Ashanti region. Sekondi (116,500) has an artificial harbor; it is the first modern port built in Ghana. Other major cities include Tema (180,600), Tamale (1988 estimate, 151,100), and Cape Coast (1984, 57,224).

A major thrust of government policy is the privatization of poorly performing state-owned enterprises, most of which create a substantial drain on official coffers. Government has asserted that the private sector will be the engine for economic growth and development. The government has liberalized the economy and, in so doing, increased the scope by which the private sector, generally, can operate profitably.

The 1994 enactment of a new investment code has improved significantly the legal environment for foreign investors in Ghana. The government also offers various tax incentives in an effort to attract foreign capital.

Ghana has made steady progress in liberalizing its economy since 1983. Overall growth continued at a rate of approximately 5% in 1995 and 1996, due largely to increased gold, timber, and cocoa production - major sources of foreign exchange. The economy, however, continues to revolve around subsistence agriculture, which accounts for almost half of GDP and employs 55% of the work force, mainly small landholders. In 1995-96, Ghana has made mixed progress under a three-year structural adjustment program in cooperation with the IMF. On the minus side, public sector wage increased, regional peacekeeping commitments and the containment of internal unrest in the underdeveloped north have led to continued inflationary deficit financing, depreciation of the cedi, and rising public discontent with Ghana's austerity program.

GDP:  purchasing power parity - $27 billion (1996 est.), GDP - real growth rate:
5% (1996 est.), GDP - per capita: purchasing power parity - $1,530 (1996 est.), GDP - composition by sector: agriculture: 46% industry: 16% services: 38% (1995 est.) Inflation rate - consumer price index: 36% (1996 est.) Labor force: total
3.7 million, by occupation: agriculture and fishing 54.7%, industry 18.7%, sales and clerical 15.2%, professional 3.7%, services, transportation and communications 7.7% Unemployment rate: 10% (1993 est.)

The U.S. and Ghana enjoy a relationship best described as constructive, improved recently by the visit of President Clinton. There are no major obstacles disruptive of the bilateral relationship, although the disproportion between the size and wealth of the two countries contributes frequently to divergent perspectives regarding global and regional political, military, economic and trade issues. In the past, Ghana has exercised a position of leadership within the non-aligned movement and its voice in international forum is most often heard in support of debt-relief and other issues that tend to have a North-South orientation. Various African leaders have spent time in their formative years in Ghana and this reinforces Ghanaian support for pan-Africanism and a populist brand of African democracy.

                                [GRAPHIC OMITTED]

                               Asia Learning World

-------------------------------------------------------------------------------------------------------------
Date                 Description                                     Notes                      Duration
-------------------------------------------------------------------------------------------------------------
July 10, 1998        Heads of Agreement to establish Asia            Between Nostrad and
                     Learning World Pte. Ltd.                        Entertainment World Ltd.
-------------------------------------------------------------------------------------------------------------
                     Certificate of Incorpration of Asia             Government of Singapore
                     Learning World Pte. Ltd.
-------------------------------------------------------------------------------------------------------------
Oct 20, 1998         Channel Supply Agreement                        Entertainment World Ltd.   5 years
                                                                     and Asia Learning
                                                                     World Pte. Ltd.
-------------------------------------------------------------------------------------------------------------
Oct 20, 1998         Sales and Marketing Agreement                   Nostrad and Asia Learning  5 years
                                                                     World Pte. Ltd.
-------------------------------------------------------------------------------------------------------------

Asia Learning Network Pte Ltd. ("LAN") was founded by Entertainment World Ltd. and Nostrad Telecommunications Inc. to provide two educational television channels to a projected 18 million Pay-TV subscribers in the Asia Region. These two new channels will be called the HORIZON Learning Channel and the GATEWAY Educational Channel, and will be distributed utilizing digital satellite delivery systems in conjunction with local cable TV operators and DTH (direct to home satellite distribution).

LAN plans to develop an educational support network of up to 500 franchised learning centers that will permit students to undertake degree courses accredited by Universities in Australia, North America and the UK. It is intended to expand the number of channels to 5 over the next three years.

On July 10, 1998, Nostrad Telecommunications Inc. ("NTCI") executed an Agreement with Entertainment World Ltd. ("EWL") an ASTL listed company, for the establishment of Asia Learning World Pte Ltd ("LAN") which will telecast two new learning channels throughout the Asia-Pacific Region via digital satellite and cable transmission systems. LAN will fill a need in the Asia market for both Pay-TV with substance and students who seek an international quality degree and other training opportunities.

On October 20, 1998 Asia Learning World Pte. Ltd. executed exclusive agreements, with Entertainment World Ltd. for developing, sourcing, production, acquisition, and licensing of Programs for ALW. Concurrently, ALW entered into a comprehensive Sales and Marketing Management agreement with Nostrad Telecommunications Inc. to provide development and management of marketing, promotion and distribution of ALW's Channels, network services and related support for franchising of learning centers by ALW.

The Market

Information based Pay-TV channels such as Discovery (with over 5 million subscribers) and National

Geographic have proved to be more popular in the Asia region than in North America, ranking alongside premier movie channels. This thirst for knowledge, coupled with the intense demand for educational qualifications, represents a unique business opportunity that cannot presently be filled in the region. The channels provided by LAN will offer high quality educational programs which are both entertaining and provide real learning opportunities for the whole family.

LAN will fill a need in the Asia marketplace. Particularly since the dramatic falls in Asia markets and currencies, are limiting students from studying abroad. LAN will offer both Pay TV and substance and cater to students who seek an international-quality degree and other training opportunities.

Education in Asia is a cultural priority. Current demand for higher education has outpaced the ability of governments to supply access. The current economic crisis has forced thousands of students to leave foreign universities to return home and seek placement in local universities. It is estimated that in 1997, more than 600,000 Asian students (OECD Indicators, 1997) spent in excess of $24b on overseas education. ALW is targeting to achieve only a 1.2% share of these students by its fifth year of operation.

In 1998, Pay TV has generated some 102m subscribers, 20% of the TV Households in Asia, while projections are that by 2002, the number of Pay TV subscribers will rise to 142.4 million (Baskerville, March, 1998).

D.   Risk Factors

     1.   The Company has had a limited operating history.

     The Company has only recently commenced operations and has limited assets. It has a limited record of commercial production, earnings or sales. The Company, therefore, must be considered promotional and in its early formative and development stage.

     2. The Company's success is based upon the commercial acceptance of its products and services.

     There is no assurance that the Company's products and services will achieve commercial acceptance or, if they do, that a functionally equivalent product or service will not be developed by competitors with access to significantly greater resources to devote to research, development and marketing. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably.

     3. The Company may need additional funding in order to fully implement its business plan.

     The Company has limited financial resources and does not have any significant cash flow at this time; accordingly, to the extent that additional funds are required, the Company will seek to obtain such funds through equity and/or debt offering. There is no assurance that if additional funding were needed, it would be available to the Company on terms and conditions acceptable to it. Failure to obtain such additional financing could result in delay or indefinite postponement of the process to the market place or the ability to supply sufficient product to the market place on a continual and profitable basis.

     4.   The Company may face competition from larger companies.

     The communications industry is intensely competitive and the Company competes and will compete with companies having greater financial resources and technical facilities. Therefore to the extent that the Company is able to establish sales, revenues and property there is no assurance that it would be able to sustain such sales, revenues and profits. Moreover, although not a major factor today, if and when the Company begins achieving its objectives, larger, better financed companies in peripheral businesses may be attracted to the Company's markets. They may be prepared to spend large sums quickly to develop competitive products and to mount major marketing campaigns. The Company is aware of this possibility and hopes to establish itself as an industry leader early on. Time is of the essence and the Company's financing and marketing programs are essential to minimize this risk.

     5. The Company's success in the countries in which it operates is dependent on access to adequate labor and key personnel.

     The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. The continuing development of the process has been almost entirely dependent on the skills of management and certain key employees of the Company with which the Company has no employment agreements. Loss of the services of any part of this management team and key employees could have a material adverse effect upon the Company. Please refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

     6. In the future there may be conflicts of interest between the Company and other entities affiliated with its officers and directors.

     From time to time certain of the directors and executive officers of the Company may serve as directors or executive officers of other companies and, to the extent that such other companies participate in the industries in which the Company may participate, the directors of the Company may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

     7. The Company has not paid any dividends nor does it expect to pay any dividends in the foreseeable future.

     Since its inception, the Company has had no earnings and has not paid any dividends on its Common Stock. Payment of future dividends, if any, will be determined by the Company's Board of Directors based on conditions then existing, including the Company's financial condition, capital requirements, cash flow, profitability, business outlook and other factors. Additionally, the Company intends for the foreseeable future to follow a policy of retaining all or substantially all of its earnings, if any, to finance the development and expansion of its business.

     8.   The Company is subject to currency risks.

     The Company is exposed to currency risk as some of its accounts payable are denominated in currencies other than the US dollar. The Company earns revenue and incurs operating expenses predominantly in US dollars. Unfavorable changes in the applicable exchange rates may result in a decrease or increase in foreign exchange gain or loss.

     The Company does not use derivatives to reduce its exposure to foreign currency risk.

     9.   The Company may be subject to credit risks.

     Credit risk arises from the possibility that the entities to which the Company sells products or services may experience financial difficulty and be unable to fulfill their contractual obligation. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance, geographic location of the debtor, and obtaining collateral security where appropriate.

     10.  The Company may be subject to so-called "Year 2000" risks.

     Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. Please refer to "Item 2. Management's Discussion and Analysis or Plan of Operation."

     11. The sale or transfer of the shares by shareholders may be subject to the so-called "Penny Stock Rules."

     Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an appropriate disclosure statement as to penny stock investment.

     The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least US$2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least US$6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of US$5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System. It is likely that shares of Common Stock, assuming a market were to develop therefore, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of shareholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its shareholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

     12. Since there is a limited market for the Company's Common Stock, shareholders may find it difficult to sell their shares.

     Although the Common Stock is quoted for trading on the "pink sheets," it is not quoted on any exchange. Therefore, the market for and the liquidity of the Common Stock is very limited.

     In the absence of a security being quoted on NASDAQ, or the Company having $2,000.000 in net tangible assets, trading in the Common Stock would be covered by a Securities and Exchange Commission (the `Commission") rule under which broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000jointly with their spouse) must make a special written agreement to a transaction prior to sale. Securities are also exempt from the rule if the market price is at least $5.00 per share.

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock. The Commission has recently adopted regulations under such act which defines penny stock to be any non-NASDAQ equity security that has a market price of less than $5 per share (as defined). Unless exempt, for any transaction in a penny stock, the new rules require the delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving the penny stock market, the nature of such market, terms used in such market, the broker/dealer/s disciplinary history and the customer's rights and remedies in case of fraud or abuse in the sale.

     Disclosure also has to be made about commissions payable to both the broker/dealer and the registered representative and current quotations of securities. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Non-NASDAQ stock would not be covered by the definitions of penny stock for (i) issuers who have $2,000,000 in tangible assets ($5,000,000 if the issuer has not been in continuous operations for three years); (ii) transactions in which the customer is an institutional accredited investor; and (iii) transactions that are not recommended by the broker/dealer.

     13. Shareholders may be subject to dilution through the possible future issuance of common stock.

     The Company is authorized to issue up to 25,000,000 shares of Common Stock. Presently there are 11,100,000 shares of Common Stock outstanding. Additional issuances of Common Stock may be required foe raising capital, acquiring stock or assets of other companies, compensating employees or undertaking other activities without stockholder approval. These additional issuances of Common Stock will increase the number of outstanding shares and further dilute stockholders' interest. Since the Company's Common Stock is currently subject to the existing rules on penny stocks, the market liquidity for the Company's securities can be severely adversely affected.

     14. The Company is subject to the risks generally associated with operations in foreign and developing countries.

     The Company is subject to risks associated with operating in foreign and developing countries. These risks may take the form of, but not necessarily limited to, nationalization, expropriation, or regulated out of existence (this can be done in whole or in part), riots, and war change in tax rates, or a freeze on capital repatriation.

     The target countries have in place internationally recognized laws to protect and encourage foreign investment. The low rates of political risk insurance for the Company's target markets, reflect the low risk of these occurrences, happening in the short term. The company has contracted for political risk insurance through Lloyd's of London. Premiums are in the range of 1.35% of the insured value.

     15. The Company is subject to general business risks associated with providing its products and services.

Such risks include:

Pirating of Signals. All MMDS systems in the target markets will have in place the most up to date encryption technology to reduce pirating of signals.

Bill Collections. In order to minimize collection risk, the Company is implementing computerized tracking, which will monitor customer payment records and suspend or cancel service for non-payment. This can be done from the head office without the need to visit the subscriber premises. As the Company will be selling instead of leasing out its decoders, loss from non-payment is also reduced.

Service interruptions due to poor installation. The Company will institute a quality assurance program in conjunction with on-going training and customer service monitoring to ensure quality service at a reasonable cost. The installation of subscriber equipment is a relatively simple task, which requires basic mechanical skills.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove successful.

     16. The Company may be subject to certain risks arising from technical problems associated with providing its products and services.

Such risks include:

Quality of hardware products can cause service problems. All the equipment manufacturers providing systems for the projects will have installed MMDS systems throughout the world and have a long service record.

Equipment maintenance problems due to non-availability of parts and timely delivery. The Company will have back up equipment available on site. In addition, the main transmitter has redundancy built in to reduce service interruption.

Satellite Delivery problems. As programming originates, and is downlinked, from numerous satellites in the region, program providers would be able to switch to alternative delivery during periods of down time as there is available transponder space for such switching.

Analog to Digital Conversion. The current engineering design of the systems to be implemented have the ability to be upgraded to digital in the future. The customer equipment will also have to be upgraded, however until the price becomes more affordable the digital conversion will not take place.

However, no assurance can be given that the Company's efforts to minimize or eliminate these risks will prove to be successful.

Item 2. Management's Discussion and Analysis or Plan of Operation

Results of Operations

     NTC is a start up telecommunications company. Expenditures to-date have been primarily focused on purchasing capital equipment, and for general overhead in the Company's three international offices. Its only source of operational revenues at this start-up phase is from its Pay-TV operations in Morocco, and the paging operations in Mongolia. Consequently, the Company lost $970,000 or $0.13 per share during the year ended December 31, 1998 ("YE 98") as compared with experiencing a loss of $327,000 or $0.11 per share during the nine months ended December 31, 1997 ("YE 97"). The Company's primary focus for the last two years has been and continues to be MMDS Subscription TV services and is currently licensed in Kampala, Uganda; and in Dar es Salaam, Tanzania.The Company is authorized to distribute DTH subscriber Pay-TV in Morocco. The Company will implement these licenses as soon as possible and is also endeavoring to obtain MMDS licenses in areas with great potential for Subscription TV.

Year ended December 31, 1998 compared to the year ended December 31, 1997

     During YE 98 the Company commenced implementation of its Pay-TV services in Morroco, under an exclusive distribution agreement with Showtime (a Viacom company) and Paging and MMDS operations in Kampala, Uganda. To date, the Company has completed its construction of its head-end site for the Pay-TV and Paging systems. The Paging transmitters, terminal and pager inventory are on site and the Company plans to launch this operation in December. The Company has also recently completed engineering and systems design for Tanzania and Ghanaand plans to launch Pay TV services there in 1st Q 2000. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been delayed.

     The Company has secured an agreement to distribute "Showtime" programming package, a Direct to Home (DTH) service. Showtime is a Viacom Company headquartered in Dubai, UAE and uplinks 12 specialty Pay-TV channels and 25 Free to Air channels.

     During the 3rd quarter, the Company completed a private placement of 1,500,000 shares raising a total of $955,255 net of $19,745 in finder's fees. Also during the YE 98, the Company closed on its acquisition of the balance (20%) of OmniVision (U) Ltd. by issuing 500,000 shares; as well as closing on its 80% owned OmniVision Ghana Ltd. by issuing to Nostrad Singapore 1,200,000 shares. The Company also entered into a Stock Option Plan where it is committed to issue up to 1,500,000 shares to officers, directors, employees, and consultants upon exercise of options. The Company has also issued an offering memorandum to raise $5,000,000 by issuing 50 units of $100,000 each, each unit consisting of 100,000 shares and 50,000 share purchase warrants exercisable at $1.00 in year one and $1.50 in year two.

     During YE 98, General and administration expenses, net of depreciation and foreign exchange were $792,000 as compared to $128,000 during the YE 97. The cause of this increase is due to the opening of the Kampala head office and increased administration activities.

     As at December 31, 1998, the Company's working capital was a $777,000 deficiency, as compared to working capital of $11,000 as at December 31, 1997. The Company owed $582,000 to certain shareholders. This amount is included in the working capital deficiency. The Company has no other long-term liabilities.

Quarter ended June 30, 1999 compared to the quarter ended June 30, 1998

     During YTD-99 the Company commenced implementation of its Paging and MMDS operations in Kampala, Uganda. To date, the Company has completed its construction of its head-end site for the Paging and MMDS systems. The Paging transmitters, terminal and pager inventory are on site and the Company plans to launch this operation in October. The Company has also recently completed engineering and systems design for Tanzania and Ghana and plans to launch Pay TV services there in 4rd Quarter 1999. Due to the slowdown of the Asian markets and unresolved programming copyright issues, facilitation of the Subscription TV roll out in Mongolia has been indefinitely delayed.

     During YTD-99, General and administration expenses, net of depreciation and foreign exchange were $264,000 as compared to $128,000 during the YE 97. The cause of this increase is due to the opening of the Kampala and Casablanca offices and increased administration activities.

Liquidity and Capital Resources

     As at June 30, 1999, the Company's working capital was a $640,000 deficiency, as compared to working capital of $241,000 as at June 30, 1998. The Company currently owes $695,000 to its majority shareholders. This amount is included in the working capital deficiency. The Company has no other long-term liabilities. Additional working capital is intended to be raised by way private placement of equity securities and further borrowings from its majority shareholders.

Plan of Operation

Projects

The Company's operations currently consist of seven separate projects.

o The Morocco DTH project. The Company has commenced marketing ShowTime's DTH services with the hard launch scheduled for the end of October 1999. The initial inventory of decoder boxes and receiver dishes have arrived in country. The initial target is to have 20,000 plus subscribers by the end of 1999. The Company is obligated to commence marketing the DTH service immediately. In order to accomplish this the Company will require $75,000.

o The Uganda Pay TV project. It is anticipated that the Company will be able to roll out the Pay TV project in 3rdQ of 1999. In order to accomplish this the Company will require an additional $800,000 to cover inventory, marketing, additional equipment and other startup costs. Subject to receiving financing, the Company anticipates that the equipment will arrive in Kampala by the end of October 1999. The Company has completed the construction of the head-end and entered into a long term lease of tower space on Kololo Hill.

o The Uganda Pager System. The Company has acquired licenses to provide pager service throughout Kampala. It is planned to launch the Paging service in October 1999. The Paging and Pay TV project will be administered and managed from the same location.

o The Mongolian Pager System. The Company has commenced marketing of its pager system in Mongolia. To date the Company has approximately 570 pagers under subscription agreements. The Company has the capacity of 8,000 subscribers with its current equipment. The break even level is approximately 500 pagers.

o The Mongolian PAY-TV project. The Company has decided to postpone its launch of Pay TV in Mongolia. The reason for the delay is due to the lack of regulatory control on hard cable systems, resulting in intense competition and non-compliance by competitors with programming copyrights, i.e. they are relaying unauthorized (pirated) signals.

o The Tanzania Pay TV project. The Company has decided to commence roll out of Pay TV in Dar es Salaam at approximately the same time as Uganda. In order to accomplish this the Company will require an additional $1,000,000. The Company plans to co-locate its transmission facilities with its local partner, Central Television Network (CTN), which operates one of the local free to air Television stations.

o The Ghana Pay TV project. Subject to the Company getting additional frequencies in Ghana, the Company plans to launch the Pay TV in Accra approximately six months after the Uganda and Tanzania launches. In order to accomplish this the Company will require approximately $1,000,000.

     Initial site selection, engineering and systems integration are currently being performed in Accra and Vancouver.

Funding

     To date, the Company has obtained licenses to provide PAY-TV in areas where over 5,400,000 TV households will be passed by the Company's signals. The Company must now commence a marketing program and sell its receivers and subscription to the TV households. If all or parts of the target markets are to be rolled out, the Company must raise approximately $8.0 million.

     Statements in this registration statement that may not be historical facts and that may be forward-looking statements are subject to a variety of risks and uncertainties. There are a number of important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by the Company.  These factors include,  but are not limited to:
(i) the nature of the Pay TV markets, specifically obtaining suitable programming at a reasonable cost, (ii) the ability of the Company to raise capital for projects within the context of overall telecommunication capital market dynamics, (iii) the establishment of a sustainable subscriber base to the point of economic viability, (iv) the viability of Pay TV projects based on imperfect demographic analysis, (v) regulatory changes impacting on the nature, scope and content of projects and operations, throughout the Company's areas of operations, (vi) other factors detailed from time to time in the Company's filings with the United States Securities and Exchange Commission, and (vii) or any other factors. In order to mitigate the political risk in the Company's target markets, the Company has arranged for political risk insurance provided through Lloyd's of London, based on a variable valuation of the operating companies in the nations concerned.

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Item 3. Description of Property

Vancouver

The Company maintains an office at Suite 2482-- 650 West Georgia Street, Vancouver, BC, Canada. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations.

Singapore

The Company maintains an office at #14-20/03 Forum, 583 Orchard Road, Singapore. It is equipped with the necessary office telecommunications and equipment to provide the day to day management of the Company's operations in Asia.

Ulanbatar Mongolia

Mongolia HomeVision, maintains an operational office and transmission facility at the Mongolia Broadcasting Station in Ulannbatar. The offices are equipped with computers, and telecommunication infrastructure. The transmission facility includes 2 DX and 1 Eagle 250Watt paging transmitters, a Zetron 2000 and a 640A paging terminal, transmission antennas and pager inventory.

Kampala, Uganda

OmniVision Uganda maintains an operational office at Plot 5 Clemente Road, Nakasero, Kampala, Uganda. The offices are equipped with computers, telecommunication infrastructure, a Zetron 2000 paging terminal, pager inventory, and radio link transmitters to the Company's Kololo Hill transmitter facility. The transmission facility on Kololo Hill includes, 1 DX 250Watt paging transmitter and 2 50 Watt ComWave MMDS transmitters, satellite receiving equipment, power conditioning and electrical distribution infrastructure.

Rabat, Morocco

OmniVision Maroc, maintains an office a repair and distribution center at Villa Yasmina 31 Ave. Tarik ibn Ziad, Rabat Morocco. The offices are equipped with computers, telecommunication infrastructure, VSAT receive only satellite dishes and satellite receiver equipment. The offices also include demonstration facilities for showing satellite television programs that the Company distributes. The repair and distribution center includes test installation, and electronic repair equipment, and Integrated Receiver Decoder, satellite dish and coaxial cable inventory.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of September 30, 1999, (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group.

===================================================================================================
                                                                  Shares of           Percentage of
                                                                  Common              shares held
                                                                  Stock
                             Name and address                     Beneficially
                            of Beneficial Owner                   Owned
===================================================================================================
Nostrad Telecommunications Pte. Ltd.
(70% Kam Lo Lim, 20% SS Teo, 10% C Farnworth)
14-02-03 Forum 583 Orchard Road, Singapore 238884                  5,303,000           48%

Siong Seng Teo
23 Queen Astrid Park, Singapore 266828                               554,000            5%

Kam Lo Lim
24 Cornwall Gardens, Singapore 269649                                400,000            4%

Cher Lim
437 Southborough Dr., West Vancouver, BC Canada V7S 1M3              100,000            1%

Chris Farnworth
901- 1188 Quebec Street, Vancouver, BC, Canada V6A 4B3                57,173            1%

482130 BC Ltd. (wholly owned Subsidiary of David Alexander)
2555 Keats Road, North Vancouver, BC, Canada, V7H 2M7                 67,000            1%

Geco Holdings Ltd. (wholly owned subsidiary of C Farnworth)
901 - 1188 Quebec Street, Vancouver, BC, Canada V6A 4B3               27,000            0%

Directors and Officers as a group                                  6,509,573           59%
===================================================================================================

** Related  parties to officers and  directors  which own shares are as follows:
Lim Yok Bien 93,333 shares (President's father), Edwin and Marg Farnworth 22,000 shares (Officer's parents), Myrna Farnworth 18,000 shares (Officer's wife), Kam Soe Lim 75,000 shares (President's brother), Siew Lee Lim 91,667, President's sister, Teng Seng Teo 91,667 shares (Chairman's brother) and Tang Wan Tien 98,334 shares (President's mother).

Item 5.  Directors, Executive Officers, Promoters and Control Persons

     The  following  persons are the  directors  and  executive  officers of the
Company:

===================================================================================================
Name                 Age     Position Held                                      Term
---------------------------------------------------------------------------------------------------
Dr. John Tydeman     53      Chairman of the Board and Director                 July 1, 1998

                                                                                Chairman as of
                                                                                September 27, 1999
---------------------------------------------------------------------------------------------------
Lawrence Lim         41      Chief Executive Officer, President and Director    September 30, 1997
---------------------------------------------------------------------------------------------------
Chris Farmworth      49      Senior Vice President, Business Development and    February 1, 1998.
                             Operations,

                             Director                                           May 27, 1998
---------------------------------------------------------------------------------------------------
David Alexander      48      Chief Financial Officer                            March 1, 1998
---------------------------------------------------------------------------------------------------
Siong Seng Teo       52      Director                                           September 30, 1997
---------------------------------------------------------------------------------------------------
Dr. Nabil El-Hag     48      Director                                           July 1, 1998
---------------------------------------------------------------------------------------------------
Cher Lim             28      Director                                           September 30, 1997
---------------------------------------------------------------------------------------------------

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     The Company currently has nine full time personnel and is supported to the extent required by outside experts and consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are and will be commensurate with industry standards with incentive programs extended to the key personnel.

Directors and Officers

DR. JOHN TYDEMAN

Dr. John Tydeman, Chairman of the Board and Director, is the Programming and Strategic Liaison for the Company. A summary of Dr. Tydeman's employment history over the last five years is as follows: Dr. Tydeman is a self-employed consultant to the telecommunications industry specializing in designing, fixing and implementing pay television and satellite ventures. In 1995, Dr. Tydeman was Chief Executive Officer for the start-up of ATL (the News Corporation and Subhash Chandra joint venture - ZEE TV in India, reporting to Rupert Murdoch). In 1996, Dr. Tydeman was the Chief Executive Officer for the start up of ShowTime (a Kipco and Viacom joint venture). Dr. Tydeman currently consults to ATL; ShowTime; the Dolphin Group, a privately held Middle Eastern, multi-business enterprise; and the Shinawatra Group of Thailand. Dr. Tydeman holds a Ph.D. in systems engineering, an honors degree in statistics, as well as a degree in economics.


LAWRENCE LIM

Mr. Lawrence Lim, President and Chief Executive Officer, is a co-founder of the Company. A summary of Mr. Lim's employment history over the last five years is as follows: Mr. Lim is the principal shareholder and Managing Director of Nostrad International Pte. Ltd. ("NI"), a holding company with interests in trading, distribution, manufacturing, and telecommunications through sixteen subsidiary companies located in seven countries in Asia. Mr. Lim holds a Bachelor's degree from the University of British Columbia as well as a Master of Business Administration degree from the National University of Singapore.

Mr. Lim's responsibilities include directing the overall management and business development of the Company, as well as serving on the Board of Directors.

CHRISTOPHER FARNWORTH

Mr.  Christopher  Farnworth,   Director  and  Senior  Vice  President,  Business
Development and Operations, is a co-founder of the Company. A summary of Mr. Farnworth's employment history over the last five years is as follows: Mr. Farnworth has supervised the Company's technology selection, identified the system vendors, and heads the long-term strategic planning for the Company. Mr. Farnworth commenced his employment with the Company and its predecessor during 1994.

Mr. Farnworth is responsible for the day-to-day operations of the Company including international business market development and marketing, as well as sitting on the Board of Directors.

SIONG SENG, TEO

Siong Seng, Teo is a co-founder of the Company. A summary of Mr. Teo's employment history over the last five years is as follows: Mr. Teo is a shareholder and the Managing Director of Pacific International Lines Pte. Ltd. ("PIL"), the largest privately held shipping and transportation group in Southeast Asia. Mr. Teo is also the Chief Executive Officer of Singamas Container Holdings Limited, a container manufacturing company listed on the Hong Kong Stock Exchange. Mr. Teo is a member and the chairman of various advisory committees of the Singapore Trade Development Board and serves as a council member of the Singapore Chinese Chamber of Commerce and Industry. Mr. Teo holds a First Class Honors degree in Naval Architecture and Ocean Engineering from the University of Glasgow.

Mr. Teo's responsibilities include serving as a member of the Board of Directors and assisting in formulating the long term strategic planning of the Company.

DR. NABIL EL-HAG

Dr. Nabil El-Hag is a Director of the Company. A summary of Dr. El-Hag's employment history over the last five years is as follows: Dr. El-Hag is a self employed consultant. From 1992 to 1996, Dr. El-Hag was the President, Partner, and Principal of Pacific Rim Technologies, Inc. In 1994 - present, Dr. El-Hag has acted as the President and Director of Shore Capital. In 1996-Present, Dr. El-Hag founded American Family Brands where is also the President and also acts as a director. In 1998-President, Dr. El Hag founded Global Biodiversity Institute, where he continues to act as a director. Dr. El-Hag is a graduate of the Executive Management Program at Columbia University, holds an MBA from Fordham University, and has a Ph.D. in Biochemistry, an M.Sc. in Microbiology from Rutgers University, as well as an engineering degree from the Cairo University.

Dr. El-Hag is a strategic advisor to the Company and serves a member of the Board of Directors.

CHER LIM

Cher Lim serves as a member of the Board of Directors. A summary of Ms. Lim's employment history over the last five years is as follows: Ms. Lim worked for Eurasia Damac, a major Asian diamond broker, headquartered in Singapore.

DAVID ALEXANDER

David Alexander, CA, is the Chief Financial Officer and Controller for the Company. A summary of Mr. Alexander's employment history over the last five years is as follows: Mr. Alexander is a self-employed consultant. Since 1994, Mr. Alexander has served as chief financial officer of Laminco Resources Inc. Since 1996, Mr. Alexander has served as a director for Pinewood Resources Inc. Mr. Alexander became CFO of the Company during 1998. Mr. Alexander has a degree in commerce from UBC and is an active member of the Institute of Chartered Accountants of British Columbia.

Mr. Alexander is responsible for providing the administrative support to operations, as well as regulatory and shareholder reporting and liaison.

Key Employees

MICHAEL DEMAN

Mr. DeMan is the Company's Regional Manager. Mr. DeMan is based in the Company's Kampala, Uganda office. A summary of Mr. DeMan's employment history over the last five years is as follows: Mr. DeMan was responsible for the design construction and operational management of a number MMDS and SMATV networks while Vice-President of Operations for Cabletel and CableVision in Caracas, Venezuela since 1991.

Mr.  DeMan  is  responsible   for  the  operations   management  and  subscriber
development for the Company's telecommunications operations in Africa.

ANTON M. VAN WOUW

Mr. Anton M. van Wouw is an independent consultant who is responsible for the engineering and systems integration for the Company. Mr. van Wouw's employment history over the last five years is as follows: Mr. van Wouw's major clients over the last five years are Rogers Cable, Shaw Cable, BC Telephony, Multi-Vision (Bolivia), and Can Bras (Brazil). Mr. van Wouw has extensive experience in the implementation of Pay TV and inter-system micowave, covering all aspects from systems engineering to hands on installations. Mr. van Wouw is a registered professional engineer (UBC).

Mr. van Wouw is responsible for system design, engineering, and integration.

     During the past five years no director, person nominated to become a director, executive officer, promoter or control person of the Company:

     (1) was the subject any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or while subject to a pending crimi.nal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 6.  Executive Compensation

     The following table sets forth information concerning the compensation of the named executive officers from September 30, 1997.

------------------------------------------------------------------------------------------------------------------------------
                                                  Annual Compensation                     Long-Term Compensation
                                             -------- ---------- ---------    ------------------------------------------------
                                                                                       Awards                 Payments
                                                                              ------------ ----------   ----------------------
                                                                    Other                  Securities                 All
                                   Year                            Annual     Restricted     Under-                  other
                                    or                             Compen-       Stock        Lying       LTIP      Compen-
          Name And                Period     Salary    Bonuses     sation      Award(s)     Options/     Payouts     sation
     Principal Position           Ended       ($)        ($)         ($)          ($)         SARs         ($)        ($)
------------------------------------------------------------------------------------------------------------------------------
Lawrence Lim, President & CEO   12/31/97
                                ----------------------------------------------------------------------------------------------
                                12/31/98     80,000                                          200,000
                                ----------------------------------------------------------------------------------------------
                                 8/31/99     64,000
------------------------------------------------------------------------------------------------------------------------------
David Alexanader, CFO           12/31/97
                                ----------------------------------------------------------------------------------------------
                                12/31/98     60,000                                          150,000
                                ----------------------------------------------------------------------------------------------
                                 8/31/99     48,000
------------------------------------------------------------------------------------------------------------------------------
Chris Farnworth, Senior VP      12/31/97
                                ----------------------------------------------------------------------------------------------
                                12/31/98     60,000                                          150,000
                                ----------------------------------------------------------------------------------------------
                                 8/31/99     48,000
------------------------------------------------------------------------------------------------------------------------------
TOTALS                                      360,000                                          500,000
==============================================================================================================================

     The Company anticipates making additional payments aggregating $80,000 through December 1999.

Item 7. Certain Relationships and Related Transactions

The President of the Company, Lawence Lim, together with Vice President, Chris Farnworth, and Siong Seng Teo, own a Singapore Company, Nostrad Telecommunications Pte. Ltd. ("Nostrad Singapore"). Nostrad Singapore has entered into a share purchase agreement with the Company whereby Nostrad Singapore has had the following shares issued to it for providing pay TV licenses:

1.   Mongolia MMDS licenses       2,000,000 shares      September 30, 1997.
2.   Uganda MMDS licenses         1,700,000 shares      September 30, 1997
3.   Ghana MMDS licenses          1,200,000 shares      April 20, 1998
4.   Tanzania MMDS licenses       1,200,000 shares      September 15, 1999

Nostrad Singapore also received pursuant to the September 30, 1997 vend-in a promissory note for $300,000 from the Company. Nostrad Singapore can, if vended into the Company before February 25, 2000, earn up to an additional 2,000,000 shares if a Morocco Pay TV license is vended to the Company; and up to an additional 1,500,000 shares if an Indonesia Pay TV license is vended to the Company.

On February 1, 1998, the Company entered into five year Confidential Services Agreements as follows:

1.   Mr. Lawrence Lim at $8,000 per month.
2. Mr. Christopher Farnworth at $6,000 per month through his wholly owned holding company Geco Holdings Ltd.
3. Mr. David Alexander at $6,000 per month through his wholly owned holding company 482130 BC Ltd.

Item 8. Legal Proceeding

     The Company is not a party to any litigation, and has no knowledge of any threatened or pending litigation against the Company.

Item 9. Market for Common Equity and Related Stockholder Matters

     The Common Stock has been quoted on the Pink Sheets since February 1999 under the symbol NSTC. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by J Alexander Securities Inc. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

                                               High          Low         Volume
                                               ----          ---         ------
Feb. Through March 31, 1999                   $1.50        $0.875        16,700
April Through June 30, 1999                    1.30          .875        58,900
July Through September 30,1999                 1.25          .875        17,000

Item 10. Recent Sales of Unregistered Securities

1 Pursuant to the Acquisition and Restructuring, the Company issued 3,700,000 shares to Nostrad Telecommunications Pte. Ltd. Singapore in reliance on
     Section 4(2) of the Securities Act. These shares were issued February 25, 1998.

2 The Company issued 1,500,000 shares on September 15, 1998 to 20 persons in consideration of an aggregate of $1,000,000.

3 The Company issued 500,000 shares on September 15, 1998 in exchange for an additional 20% interest in OmniVision (U) Ltd., a Uganda Company.

4 The Company issued 1,200,000 shares on September 15, 1998 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Ghana.

5 The Company issued 1,200,000 shares on September 15,1999 to Nostrad Singapore under a share purchase agreement for obtaining pay TV licenses in Tanzania.

     The Company believes that all of the issuances of the Common Stock were exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, Regulation D and/or S under the Securities Act.

Item 11. Description of Securities

     The Company is authorized to issue 25,000,000 shares of the Common Stock of which 11,100,000 shares were issued and outstanding as of September 30, 1999. Each outstanding share of the Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the shareholders.

     The holders of the Common Stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to the holders of the Common Stock upon liquidation, dissolution or winding up of the affairs of the Company;
(iii) do not have preemptive, subscription or conversion rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

     The holders of the Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

12. Indemnification of Directors and Officers

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Article VIII of the Company's By-laws provides in relevant part, that:

     "...the corporation shall indemnify any director, officer, employee or agent of the corporation, or any person serving in any such capacity of any other entity or enterprise at the request of the corporation, against any and all legal expenses (including attorney's fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of the corporation."

Expenses incurred in defending any action, suit or proceeding may be paid by the Company in advance of the final disposition, when authorized by the Board of Directors.

The Company does not have nor does it anticipating obtaining any directors' and officers' liability insurance.

     The Securities and Exchange Commission's Policy on Indemnification.

Insofar as indemnification for liabilities arising under the Act may be permitted to any of the Company's directors, officers and controlling persons pursuant to any provisions contained in the Company's certificate of incorporation, by-laws or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person inconnection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                    PART F/S

Item 13. Financial Statements

                         NOSTRAD TELECOMMUNICATIONS INC.

                                      INDEX

A.   Audited                                                            Page No.

     Audited Report Dated May 28, 1999

     Consolidated Balance Sheets
        December 31, 1998 & 1997

     Consolidated Statements of Operations
         Years ended December 31, 1998 & 1997

     Consolidated Statement of Shareholders Equity
         For the year ended December 31, 1998

     Consolidated Statement of Cash Flows
      Years ended December 31, 1998 & 1997


     Notes to Consolidated Financial Statements

B.   Unaudited


     Consolidated Balance Sheets
               June 30, 1999 & 1998 and December 31, 1998
     Consolidated Statements of Operations
               Six Months & Quarters ended June 30, 1999 & 1998

     Consolidated Statement of Shareholders Equity
              For the Six Months ended June 30, 1999

      Consolidated Statement of Cash Flows
               Six Months & Quarters ended June 30, 1999 & 1998

Notes to Consolidated Financial Statements

INDEPENDENTAUDITORS' REPORT

To the Board of Directors and
Stockholders of Nostrad Telecommunications, Inc.

We have audited the accompanying consolidated balance sheet of Nostrad Telecommunications, Inc. and subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of loss, deficit and cash flows for each of the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these consolidated statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant recurring net losses, negative operating cash flow, and has uncertainty relative to the successful exploitation of its assets which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might arise from these uncertainties.

                                                                  "Jay Shapiro"
                                                    ---------------------------
                                                         JAY J. SHAPIRO, C.P.A.
                                                     A Professional Corporation

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

--------------------------------------------------------------------------------

Assets                                             December 31,     December 31,
                                                       1998             1997
                                                   -----------------------------
Current Assets
  Cash                                             $    74,367      $     2,387
  Trade receivables                                     34,222           25,690
  Due from related parties                                  --               --
  Inventory                                            108,114            7,778
  Deposits & prepaid expenses                           32,120           40,277
--------------------------------------------------------------------------------
                                                       248,823           76,132

Licenses and Development Costs (note 3)
  Licenses, net                                        275,140          141,440
  Deferred development costs                           386,447          120,734
--------------------------------------------------------------------------------
                                                       661,587          262,174
Fixed Assets (note 4)
  Fixed Assets                                         463,281          204,007
  less Accumulated Depreciation                       (144,730)         (54,580)
--------------------------------------------------------------------------------
                                                       318,551          149,427
--------------------------------------------------------------------------------
                                                   $ 1,228,961      $   487,733
================================================================================

Liabilities
Current Liabilities
  Accounts payable (note 7)                        $   435,074      $    61,543
  Shareholder loans (note 7)                           581,849           74,436
  Other                                                  8,867            4,014
--------------------------------------------------------------------------------
                                                     1,025,790          139,993
--------------------------------------------------------------------------------

Commitments (notes 5, 7, and 8)

Shareholders' Equity
Share Capital (note 5)
  Authorized
     25,000,000 common shares, par value $0.001
  Issued & outstanding - 9,900,000 common
     shares (3,000,000 common shares at
     December 31, 1997)                                  9,900            6,700
Additional Paid-in Capital                           1,489,695          367,640
Share subscriptions received                                --          300,000
Accumulated Deficit                                 (1,296,424)        (326,600)
--------------------------------------------------------------------------------
                                                       203,171          347,740
--------------------------------------------------------------------------------
                                                   $ 1,228,961      $   487,733
================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

--------------------------------------------------------------------------------
                                                      Year ended     Year ended
                                                     December 30,   December 30,
                                                         1998           1997
--------------------------------------------------------------------------------
Revenues
  Sales & Service Revenues                           $    60,126    $    15,997
--------------------------------------------------------------------------------
Cost of Sales
  Materials                                               50,534         14,655
  Direct Marketing                                        13,931          2,458
--------------------------------------------------------------------------------
                                                          64,465         17,113
--------------------------------------------------------------------------------
Gross Profit                                              (4,339)        (1,116)

Expenses
  Professional costs                                     279,047         16,528
  Office and administration                              270,282         47,318
  Travel                                                 127,195         21,680
  Depreciation & amortization                             90,308         73,932
  Salary and benefits                                     59,376         39,652
  Communication costs                                     37,244          2,631
  Investor relations                                      18,797             --
--------------------------------------------------------------------------------
                                                         882,249        201,741
--------------------------------------------------------------------------------
Operating Loss                                          (886,588)      (202,857)
--------------------------------------------------------------------------------
Other
  Foreign exchange gain (loss)                           (11,929)         8,257
  Deferred Cost write down                               (71,307)      (132,000)
--------------------------------------------------------------------------------
Net loss                                             ($  969,824)   ($  326,600)
================================================================================

Average Number of outstanding                          7,638,082      3,000,000
  shares (note 5)
--------------------------------------------------------------------------------
Net (loss) per share                                 $     (.013)   $     (0.11)
================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------
December 31, 1998

                                                                       Common
                                         Subscribed                     Stock             Additional
                                    --------------------         --------------------       Paid-in      Accumulated
                                    Shares        Amount         Shares        Amount       Capital        Deficit         Total
-----------------------------------------------------------------------------------------------------------------------------------
Common stock
split after
January 1, 1997                          --    $        --      3,000,000   $     3,000   $        --    $        --    $     3,000

Share
Subscriptions                       461,538        300,000             --            --            --             --        300,000

Reverse
Acquisition by
Nostrad                                  --             --      3,700,000         3,700       367,640             --        371,340

Net loss - 1997                          --             --             --            --            --       (326,600)      (326,600)
-----------------------------------------------------------------------------------------------------------------------------------

Balance
December 31, 1997                   461,538        300,000      6,700,000         6,700       367,640       (326,600)       347,740
-----------------------------------------------------------------------------------------------------------------------------------

Private
Placement, net
of Subscriptions                   (461,538)      (300,000)     1,500,000         1,500       973,500             --        675,000

Finders Fees                             --             --             --            --       (19,745)            --        (19,745)

Shares issued for
Licenses                                 --             --      1,700,000         1,700       168,300             --        170,000

Net loss - 1998                          --             --             --            --            --       (969,824)      (969,824)
-----------------------------------------------------------------------------------------------------------------------------------

Balance
December 31, 1998                        --    $        --      9,900,000   $     9,900   $ 1,489,695    $(1,296,424)   $   203,171
====================================================================================================================================

The notes to the consolidated  financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

--------------------------------------------------------------------------------

                                                      Year ended     Year ended
                                                     December 30,   December 30,
                                                         1998          1997

OPERATING ACTIVITIES
  Net income (loss) for period                       $  (969,824)   $  (326,600)
  Add expense items not involving cash
      Development cost write down                         71,307        132,000
      Depreciation                                        90,308         73,932
--------------------------------------------------------------------------------
                                                        (808,209)      (128,668)

  Add changes in non-cash working capital items:
      Accounts receivable                                 (8,532)       (25,690)
      Inventory                                         (100,335)        (7,779)
      Deposits & prepaid expenses                          8,156        (40,277)
      Accounts Payable                                   378,384         65,557
--------------------------------------------------------------------------------
Net funds (used) by operating activities                (530,536)      (128,857)

INVESTING ACTIVITIES
  Licenses & deferred development costs                 (300,720)      (413,526)
  Fixed asset purchases                                 (259,432)      (204,007)
--------------------------------------------------------------------------------
Net funds (used) by investing activities                (560,152)      (617,533)

FINANCING ACTIVITIES
  Shares issued for cash, net                            955,255             --
  Shares issued in reverse acquisition                        --        374,340
  Shares subscriptions                                  (300,000)       300,000
  Shareholder loans                                      507,413         74,437
--------------------------------------------------------------------------------
Net funds provided by financing activities             1,162,668        748,777
--------------------------------------------------------------------------------

NET INCREASE IN CASH                                      71,979          2,387
   Cash at beginning of period                             2,387             --
--------------------------------------------------------------------------------
CASH AT END OF PERIOD                                $    74,366    $     2,387
================================================================================

The notes to consolidated  financial statements are an integral part thereof

Supplemental information:
  Interest paid                                      $        --    $         --
                                                     -----------    ------------
  Taxes paid                                         $        --    $         --
                                                     -----------    ------------
  Shares issued for licenses                         $   170,000    $         --
                                                     -----------    ------------

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION

Nostrad Telecommunications Inc. ("Nostrad" or the "Company") was incorporated in Nevada on September 24, 1993. On September 29, 1997, the Company's name was changed from Cave Productions, Inc. to Nostrad. Effective September 30, 1997, Nostrad Telecommunications Pte. Ltd., a private Singapore company ("Nostrad Singapore") sold its wholly owned subsidiary companies Nostrad Media Pte. Ltd., a Singapore company which holds the Company's interests in Asian licenses; and OmniVision Africa Ltd., a British Virgin Island company, which holds the Company's interests in African licenses; (collectively as "Nostrad Subsidiaries") to the Company for 3,700,000 common shares and $300,000 cash or kind. Nostrad Singapore may also be compensated up to 5,000,000 shares of common stock for successful performance relative to license issuance in three emerging countries.

 The Company is focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To-date, Nostrad has obtained Subscription Television licenses in Morocco, Uganda, Ghana and Tanzania. The DTH Subscription TV services in Morocco have been implemented with a recently commenced soft-launch in February 1999. Full launch of ShowTime (a subsidiary of Viacom) and ART programming is expected to be in April 1999. In addition, Nostrad has obtained nation-wide paging licenses in Uganda and is currently implementing alphanumeric and voice paging services in Kampala. Apart from the foregoing, the Company is also actively pursuing licenses for Subscription TV, Internet Service Provision, Mobile and Fixed Wireless Telephony, and Paging Services in other countries in Asia and the African sub-continent

A. Morocco Operations. A 65% owned company is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, a Viacom company, to distribute Showtime's direct to home (DTH) programming package throughout Morocco. Applications have been made for operating license and frequencies to provide up to
     60-channels  of  MMDS   Subscription  TV,  Internet   Services  and  Paging
     operations.

B. Tanzania MMDS Pay TV Operations. A 80% owned company holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. Applications have been approved for additional frequencies to provide up to 15 channels of programming.

C. Ghana MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a six-channel MMDS Subcription TV system in Ghana. Applications have been made for additional frequencies to provide up to 18 channels of programming.

D. Uganda MMDS Pay TV Operations. A 100% owned subsidiary holds exclusive frequencies and licenses to operate a 19-channel MMDS system in Uganda. Applications have been made for an additional 8 frequencies.

E. Uganda Paging Operations. A 100% owned subsidiary holds licenses to operate 5 paging channels. The system is currently being implemented.

F. Mongolia Paging Operations. An 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers.

G. Mongolia MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a 35 channel MMDS system.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION (continued)

The summary chart of the Company's holdings are as follows:

                               [GRAPHIC OMITTED]



The Company has executed an Agreement with Entertainment World Ltd. ("EWL") an Australian Stock Exchange (ASTL) listed company, for the establishment of Asia Learning World Pte Ltd ("ALW") which plans to telecast two new learning channels throughout the Asia-Pacific Region via digital satellite and cable transmission systems. ALW will fill a need in the Asia market for both Pay-TV with substantive knowledge programming and for students who seek an international quality degrees and other training opportunities. In addition, the relationship formed by Nostrad and ALW blends a unique mix of skills that will enable ALW to possess the requisite experience and credibility to deal with education markets and Pay-TV operators. Nostrad has entered into a five year agreement to provide management services to ALW.

As of September 30, 1997, the Company agreed to issue 2,000,000 common shares and pay $150,000 for 100 per cent of the issued and outstanding common shares of Nostrad Media Pte. Ltd., and agreed to issue 1,700,000 common shares and to pay $150,000 for 100 per cent of the issued and outstanding common shares of OmniVision Africa Ltd. The Company has also agreed to issue performance shares to be issued within 24 months of September 30, 1997 as outlined on the following table. To date 1,200,000 shares have been issued for obtaining the Ghana MMDS license.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

1.   ORGANIZATION AND BASIS OF PRESENTATION (Continued)

          Country                                     Performance Stock
          -------                                     -----------------
          Tanzania                                            1,500,000
          Morocco                                             2,000,000
          Indonesia                                           1,500,000
                                                    -------------------
                                                              5,000,000
                                                    ===================

The Company is in the process of establishing an international telecommunication operation, which includes providing wireless cable, paging, telephone and internet services. The recoverability of the amounts shown for licenses and deferred development costs is dependent upon the ability of the Company to obtain necessary financing to complete the infrastructure required to provide these services, and to operate on a profitable basis. The Company has completed a common stock offering of 1,500,000 common shares and has received $955,255 in net proceeds. The Company, during its startup phase, has experienced a substantial operating deficit since inception of $1,296,424. Management has been dependent on financing from related parties, which have invested approximately $1,000,000 as of December 31, 1998. There is no assurance that related parties will continue such funding or that the Company can satisfy $1,025,790 in obligations from the successful exploitation of its assets. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and of acquired subsidiary companies: Nostrad Media Pte. Ltd. (100% owned), Mongolia Home Vision Corporation HH (80% owned by Nostrad Media Pte. Ltd.), OmniVision Africa Ltd. (100% owned), OmniVision (U) Ltd. (100% owned by OmniVision Africa Ltd.), OmniVision (Ghana) Ltd. (80% owned by OmniVision Africa Ltd.), OmniVision (Tanzania) Ltd. (80% owned by OmniVision Africa Ltd. and OmniVision (Maroc) Ltd. (65% owned by OmniVision Africa Ltd.). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.

Cash Equivalents

The Company defines cash equivalents as highly liquid financial instruments purchased with a maturity of ninety days or less.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

The Company records inventory at the lower of cost or market.

Licenses and Deferred Development Costs

The Company capitalizes the costs related to obtaining rights to provide paging, cable television, telephone, and Internet services in specific countries, and for the rights to broadcast specific channels. Costs incurred are initially capitalized as Deferred Development Costs. If after a twelve-month period, rights have not been fully obtained, the Deferred Development Costs will be expensed. There is no assurance that revenues exceeding these costs will be realized by the Company.

Fixed Assets

Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful life as follows:

                                                          Years
                                                          -----
o    Office equipment, furniture & fixtures                 3
o    Automotive & transportation equipment                  3
o    Leasehold improvements                                 3
o    Operating Equipment & tools                            3
o    Transmission Station & Tower                           5

Foreign Currency Translation

Transactions recorded are translated into United States dollars, its functional and reporting currency, as follows:

o Monetary assets and liabilities at the rate prevailing at the balance sheet date.

o    Non-monetary assets and liabilities at historic rates

o Income and expenses at the average rate in effect during the year. Any gain or loss is reflected on the consolidated statement of operations & deficit.

Earnings per share

Earnings per share are calculated by dividing the earnings before extraordinary items by the weighted average number of shares outstanding during the period. The weighted average number of shares is determined by weighting the number of shares outstanding by the number of days which the shares were outstanding during the year.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS

Accumulated  costs  incurred  in  obtaining  license   agreements  and  deferred
development costs incurred are as follows:

Licenses

              Country                                       Amount
              ----------                                 ---------
              Ghana (a)                                  $ 120,000
              Uganda (b)                                    87,500
              Mongolia (c)                                 106,267
                                                         ---------
                                                           313,767
              Amortization                                 (38,627)
                                                         ---------
                                                         $ 275,140
                                                         =========
Deferred Development Costs

              Country                                       Amount
              -------                                       ------
              Myanmar                                    $  11,882
              Pakistan                                       9,902
              Asia Learning World (d)                       40,354
              Democratic Republic of the Congo               5,782
              Ghana                                         36,341**
              Morocco (f)                                   52,094**
              Uganda                                       147,319**
              Cote d'Ivorie                                     42
              Kenya                                         10,986
              Tanzania (e)                                  26,946**
              Indonesia                                     29,382
              Tunisia                                        5,177
              Bangladesh                                    10,241
                                                         ---------
                                                         $ 386,447
                                                         =========

(a)  Ghana

The licenses granted to the Company by the Government of Ghana (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Ghana. The Company issued Nostrad Singapore 1,200,000 shares as per agreement (See Note 5).

(b)  Uganda

The licenses granted to the Company by the Government of Uganda (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into exclusive agreements to broadcast certain channels in Uganda. In November 1997, the Company's interest in its Uganda subsidiary has increased from 80% to 100%. (See Note 5 (a), Share Capital)

(c)  Mongolia

The Company has entered into several agreements in Mongolia (see note 1), which grant the Company exclusive rights to broadcast under certain frequency spectrum. During May 1998, the paging system has been upgraded to offer voice paging, answering services, remote message retrieval, and storage in Ulaanbaator, Mongolia's capital. Upon completion of beta testing, the Company will launch its paging services. The Company has also entered into exclusive agreements to broadcast certain channels in Mongolia. The License granted expires May 17, 2006.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS (continued)

(d)  Asia Learning World

In order to provide a substantial education component to the Company's broadcast system, the Company has agreed to enter into a joint venture project with Entertainment World Ltd. known as the "Asia Learning World".

(e)  Tanzania

The licenses granted to the Company by the Government of Tanzania (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Tanzania. The Company will be issuing Nostrad Singapore up to 1,500,000 shares as per agreement (See Note 1).

(f)  Morocco

The Company has applied for exclusive rights to certain frequency spectrum to the Government of Morocco. If received, the Company will enter into exclusive agreement to broadcast certain channels in Morocco. The Company also has certain rights to market Satellite DTH Subscription TV channels in Morocco. If the Company is successful to obtaining exclusive rights to certain frequency spectrum, the Company will be issuing Nostrad Singapore up to 2,000,000 shares as per agreement.

4.   FIXED ASSETS

Fixed assets of the Company consist of the following:

                                                  December 31,   December 31,
                                                      1998           1997
                                                  ---------------------------
Office equipment, furniture & fixtures             $  85,537      $  21,081
Transportation equipment                              26,000         25,624
Leasehold improvements                                22,147         27,435
Transmission station & tower                         267,289        100,668
Operating equipment & tools                           62,308         29,199
                                                   ------------------------
                                                     463,281        204,007
                                                    (144,730)       (54,580)
                                                   ------------------------
                                                   $ 318,551      $ 149,427
                                                   ------------------------

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

5.   SHARE CAPITAL

a)   Common shares issued and outstanding since inception are as follows:

                                                                                       Additional
Fiscal period and consideration received                   Number of     Par value        paid-in
                                                              shares        amount        capital
-------------------------------------------------------------------------------------------------
March 1, 1993 - cash                                       3,000,000       $ 3,000       $     --
September 30, 1997
   Purchase of Nostrad Media Pte. Ltd. and
   OmniVision Africa Ltd.                                  3,700,000         3,700        367,640
September 15, 1998
   Private Placement (b)                                   1,500,000         1,500        953,755
September 15, 1998
   Acquisition of 20% of Uganda License (a)                  500,000           500         49.500
   Acquisition of 80% of 1,500,000 shares for
   Ghana license interests                                 1,200,000         1,200        118,800
                                                          ---------------------------------------
                                                           9,900,000       $ 9,900     $1,489,695
                                                          =======================================

a) On October 15, 1997, the Company entered into an agreement to purchase the remaining 20% interest in OmniVision (U) Ltd. for consideration of 500,000 shares of the Company. Shares were issued on September 15, 1998.

b) The Company entered into a Private Placement Offering dated November 27, 1997. Under the terms of this agreement, the Company issued 1,500,000 shares for total proceeds of $975,000. Finders fees of $19,745 were paid. Nostrad Singapore had agreed to convert a maximum of the $300,000 owed to shares by participating in the Private Placement Offering. As the Private Placement Offering was oversubscribed, Nostrad converted $60,693 to acquire shares.

c) The Company has reserved 5,000,000 shares of common stock for successful performance by Nostrad Singapore in obtaining licenses in three countries. As formal agreements have been entered into with Ghana and Tanzania, the Company has issued 1,200,000 shares to Nostrad Singapore for its 80% interest in licenses in Ghana.

d) On September 30, 1998, the Company entered into a Stock Option Plan. Under the terms of this agreement, the Company can issue up to 1,500,000 shares to officers, directors, consultants and key employees. Stock option agreements entered into to date agree to issue up to 1,235,000 shares at $0.65 per share. Each stock option agreement expires on September 30, 2000. At the time the stock options were issued, there was no market for the stock. Subsequently, the stock has commenced trading but with little volume. Consequently, there is no compensation cost for the Company's stock option plan and application of FASB Statement No. 123, "Accounting for Stock-Based Compensation" results in the net loss and net loss per common share remaining unchanged.

6.   INCOME TAXES

The Company has incurred losses totaling approximately $1,296,000 that may be carried forward to reduce taxable income in future years. No deferred asset has been recognized due to the uncertainty of future realization of any tax benefit.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
December 31, 1998

7.   COMMITMENTS

The Company has an agreement with its officers to provide international management of its operations. The terms of the contract are for a period of five years at an annual cost of $240,000. Related party transactions include amounts in accounts payable due to a director or related company of $286,000 and amounts due to Nostrad Singapore of $581,849. Both of these amounts carry no interest and have no terms of repayment.

8.   YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                             June 30,        December 31,        June 30,
Assets                                                         1999              1998              1998
                                                           -----------------------------------------------
Current Assets
  Cash                                                     $    50,317       $    74,367       $   191,083
  Trade receivables                                             86,672            34,222            40,919
  Inventory                                                    107,427           108,114            79,862
  Deposits & prepaid expenses                                   37,828            32,120            51,964
----------------------------------------------------------------------------------------------------------
                                                               282,244           248,823           363,828
Licenses and Development Costs (note 3)
  Licenses, net                                                254,043           275,140           220,096
  Deferred development costs                                   401,006           386,447           236,285
----------------------------------------------------------------------------------------------------------
                                                               655,049           661,587           456,382
Fixed Assets (note 4)
  Fixed Assets                                                 515,405           463,281           263,499
  less Accumulated Depreciation                               (196,067)         (144,730)          (86,608)
----------------------------------------------------------------------------------------------------------
                                                               319,339           318,551           176,890
----------------------------------------------------------------------------------------------------------
                                                           $ 1,256,632       $ 1,228,961       $   997,100
==========================================================================================================

Liabilities
Current Liabilities
  Accounts payable (note 7)                                $   775,065       $   435,074       $   117,052
  Shareholder loans (note 7)                                   694,593           581,849           120,450
  Other                                                        147,563             8,867            22,510
----------------------------------------------------------------------------------------------------------
                                                             1,617,221         1,025,790           260,012
----------------------------------------------------------------------------------------------------------
Commitments (notes 5, 7, and 8)

Shareholders' Equity
Share Capital (note 5)
  Authorized
     25,000,000 common shares, par value $0.001
  Issued & outstanding - 9,900,000 common
   shares  (6,700,000 common shares at June 30, 1998)            9,900             9,900             6,700
Additional Paid-in Capital                                   1,489,695         1,489,695           367,640
Subscriptions received                                              --                --           904,250
Accumulated Deficit                                         (1,860,184)       (1,296,424)         (541,502)
----------------------------------------------------------------------------------------------------------
                                                              (360,589)          203,171           737,088
----------------------------------------------------------------------------------------------------------
                                                           $ 1,256,632       $ 1,228,961       $   997,100
==========================================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------

                                     Six months       Six months          Quarter           Quarter
                                       Ended            Ended              ended             ended
                                      June 30,         June 30,           June 30,          June 30,
                                        1999             1998               1999             1998
                                    -----------------------------------------------------------------
Revenues
  Sales & Service Revenues          $    51,568       $    11,885       $    30,533       $     7,429
-----------------------------------------------------------------------------------------------------
Cost of Sales
  Materials                              12,482             4,804             7,389             1,063
  Direct Marketing                        8,973                41            10,114             6,422
-----------------------------------------------------------------------------------------------------
                                         22,596            13,777             7,430             7,485
-----------------------------------------------------------------------------------------------------
Gross Profit                             28,972            (1,892)           23,103               (56)

Expenses
  Professional costs                    203,868            49,848           112,798             6,147
  Office and administration             185,089            56,739            66,941            29,637
  Travel                                 51,105            40,217             6,327             5,692
  Depreciation & amortization            66,086            41,206            16,763            22,609
  Salary and benefits                   110,179            19,655            64,777             7,785
  Communication costs                    20,400            13,511             7,460             3,817
  Investor relations                      6,538                --             6,177                --
-----------------------------------------------------------------------------------------------------
                                        643,265           221,176           281,243            75,687
-----------------------------------------------------------------------------------------------------
Operating Loss                         (614,293)         (223,068)         (258,140)          (75,743)
Other
  Foreign exchange gain (loss)           50,533             8,166             5,853            10,757
-----------------------------------------------------------------------------------------------------
Net loss                               (563,760)         (214,902)      $  (263,993)      $   (64,986)
=====================================================================================================

Average Number of outstanding         9,900,000         6,700,000         9,900,000         6,700,000
 shares (note 5)
-----------------------------------------------------------------------------------------------------

Net (loss) per share                $    (0.057)      $     (.032)      $    (0.027)      $    (0.010)
=====================================================================================================

The notes to consolidated financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
June 30, 1999

                               Subscribed                  Common Stock          Additional
                       --------------------------     -----------------------     Paid-in      Accumulated
                         Shares         Amount         Shares        Amount       Capital        Deficit          Total
-------------------------------------------------------------------------------------------------------------------------
Common stock split
after
January 1, 1997                --    $        --      3,000,000   $     3,000   $        --    $        --    $     3,000

Share Subscriptions       461,538        300,000             --            --            --             --        300,000

Reverse
Acquisition by
Nostrad                        --             --      3,700,000         3,700       367,640             --        371,340

Net loss - 1997                --             --             --            --            --       (326,600)      (326,600)
-------------------------------------------------------------------------------------------------------------------------

Balance December
31, 1997                  461,538        300,000      6,700,000         6,700       367,640       (326,600)       347,740
-------------------------------------------------------------------------------------------------------------------------

Private Placement,
net of
Subscriptions            (461,538)      (300,000)     1,500,000         1,500       973,500             --        675,000

Finders Fees                   --             --             --            --       (19,745)            --        (19,745)

Shares issued for
Licenses                       --             --      1,700,000         1,700       168,300             --        170,000

Net loss - 1998                --             --             --            --            --       (969,824)      (969,824)
-------------------------------------------------------------------------------------------------------------------------
Balance
December 31, 1998              --             --      9,900,000         9,900     1,489,695     (1,296,424)       203,171
-------------------------------------------------------------------------------------------------------------------------

Net loss - 1999                --             --             --            --            --       (563,760)      (563,760)

Balance
June 30, 1999                  --    $        --       9,900,00   $     9,900   $ 1,489,695    $(1,860,184)   $  (360,589)
=========================================================================================================================

The notes to the consolidated  financial statements are an integral part thereof

Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                    Six months   Six months    Quarter      Quarter
                                      Ended        Ended        ended        ended
                                     June 30,     June 30,     June 30,     June 30,
                                       1999         1998         1999         1998
------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income (loss) for period      $(563,760)   $(214,902)   $(263,993)   $ (64,986)
  Add expense items not involving
  cash
      Depreciation                     66,086       41,206       16,763       22,609
------------------------------------------------------------------------------------
                                     (497,675)    (173,696)    (247,231)    (125,119)
  Add changes in non-cash working
   capital items:
      Accounts receivable             (52,449)     (15,229)     (49,126)     (10,287)
      Inventory                           686      (72,083)         775      (22,693)
      Deposits & prepaids              (5,708)     (11,688)      10,950      (39,006)
      Accounts Payable                478,687       74,006      275,172       16,953
------------------------------------------------------------------------------------
Net funds (used) by operating         (76,458)    (198,690)      (9,459)     (97,710)
activities

INVESTING ACTIVITIES
  Licenses & deferred development
    costs                               6,538     (203,386)       4,056     (178,384)
  Fixed asset purchases               (66,873)     (59,492)     (11,252)     (50,939)
------------------------------------------------------------------------------------
Net funds (used) by investing         (60,335)    (262,878)      (7,196)     (33,555)
activities

FINANCING ACTIVITIES
  Shares issued for cash, net              --      604,250           --      475,000
  Shareholder loans                   112,744       46,014       67,763      (20,308)
------------------------------------------------------------------------------------
Net funds provided by financing       112,744      650,264       67,763      454,692
activities
------------------------------------------------------------------------------------

NET INCREASE IN CASH                  (24,049)     188,696       51,108      127,960
   Cash at beginning of period         74,366        2,387         (791)      63,123
------------------------------------------------------------------------------------
CASH AT END OF PERIOD               $  50,317    $ 191,083    $  50,317    $ 191,083
====================================================================================

The notes to consolidated  financial statements are an integral part thereof

Supplemental information:

  Interest paid                                  $      --    $      --
                                                 ---------    ---------
  Taxes paid                                     $      --    $      --
                                                 ---------    ---------
  Shares issued for licenses                     $      --    $      --
                                                 ---------    ---------

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

1.   ORGANIZATION AND BASIS OF PRESENTATION

     Nostrad   Telecommunications   Inc.   ("Nostrad"  or  the   "Company")  was
incorporated in Nevada on September 24, 1993. On September 29, 1997, the Company's name was changed from Cave Productions, Inc. to Nostrad. Effective September 30, 1997, Nostrad Telecommunications Pte. Ltd., a private Singapore company ("Nostrad Singapore") sold its wholly owned subsidiary companies Nostrad Media Pte. Ltd., a Singapore company which holds the Company's interests in Asian licenses; and OmniVision Africa Ltd., a British Virgin Island company, which holds the Company's interests in African licenses; (collectively as "Nostrad Subsidiaries") to the Company for 3,700,000 common shares and $300,000 cash or kind. Nostrad Singapore may also be compensated up to 5,000,000 shares of common stock for successful performance relative to license issuance in three emerging countries.

The Company is focused on developing, acquiring and managing media and telecommunication operations in emerging markets of Asia, Africa and at a later stage, Latin America. To-date, Nostrad has obtained Subscription Television licenses in Morocco, Uganda, Ghana and Tanzania. The DTH Subscription TV services in Morocco have been implemented with a recently commenced soft-launch in February 1999. Full launch of ShowTime (a subsidiary of Viacom) and ART programming commenced in June 1999. In addition, Nostrad has obtained nation-wide paging licenses in Uganda and is currently implementing alphanumeric and voice paging services in Kampala. Apart from the foregoing, the Company is also actively pursuing licenses for Subscription TV, Internet Service Provision, Mobile and Fixed Wireless Telephony, and Paging Services in other countries in Asia and the African sub-continent

A. Morocco Operations. A 65% owned company is licensed to distribute Satellite DTH Subscription TV programming. The subsidiary has entered into an agreement with Showtime, a Viacom company, to distribute Showtime's direct to home (DTH) programming package throughout Morocco. Applications have been made for operating license and frequencies to provide up to
     60-channels  of  MMDS   Subcription  TV,   Internet   Services  and  Paging
     operations.

B. Tanzania MMDS Pay TV Operations. A 80% owned company holds exclusive frequencies and licenses to operate a seven-channel MMDS Subscription TV system in Tanzania. Applications have been approved for additional frequencies to provide up to 15 channels of programming.

C. Ghana MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a six-channel MMDS Subcription TV system in Ghana. Applications have been made for additional frequencies to provide up to 18 channels of programming.

D. Uganda MMDS Pay TV Operations. A 100% owned subsidiary holds exclusive frequencies and licenses to operate a 19-channel MMDS system in Uganda. Applications have been made for an additional 8 frequencies.

E. Uganda Paging Operations. A 100% owned subsidiary holds licenses to operate 5 paging channels. The system is currently being implemented.

F. Mongolia Paging Operations. An 80% owned subsidiary holds licenses to operate 5 paging channels. The system currently has 2 channels in operation capable of providing service to 4,000 subscribers.

G. Mongolia MMDS Pay TV Operations. An 80% owned subsidiary holds exclusive frequencies and licenses to operate a 35 channel MMDS system.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

1.    ORGANIZATION AND BASIS OF PRESENTATION (continued)

The summary chart of the Company's holdings are as follows:


                               [GRAPHIC OMITTED]


The Company has executed an Agreement with Entertainment World Ltd. ("EWL") an Australian Stock Exchange (ASTL) listed company, for the establishment of Asia Learning World Pte Ltd ("ALW") which plans to telecast two new learning channels throughout the Asia-Pacific Region via digital satellite and cable transmission systems. ALW will fill a need in the Asia market for both Pay-TV with substantive knowledge programming and for students who seek an international quality degrees and other training opportunities. In addition, the relationship formed by Nostrad and ALW blends a unique mix of skills that will enable ALW to possess the requisite experience and credibility to deal with education markets and Pay-TV operators. Nostrad has entered into a five year agreement to provide management services to ALW.

     As of September 30, 1997, the Company agreed to issue 2,000,000 common shares and pay $150,000 for 100 per cent of the issued and outstanding common shares of Nostrad Media Pte. Ltd., and agreed to issue 1,700,000 common shares and to pay $150,000 for 100 per cent of the issued and outstanding common shares of OmniVision Africa Ltd. The Company has also agreed to issue performance shares to be issued within 24 months of September 30, 1997 as outlined on the following table. To date 1,200,000 shares have been issued for obtaining the Ghana MMDS license. An additional 1,200,000 shares are in the process of being issued for obtaining the Tanzania MMDS license.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

1.   ORGANIZATION AND BASIS OF PRESENTATION (Continued)

          Country                                   Performance Stock
          -------                                   -----------------
          Tanzania                                          1,500,000
          Morocco                                           2,000,000
          Indonesia                                         1,500,000
                                                    -----------------
                                                            5,000,000
                                                    =================

The Company is in the process of establishing an international telecommunication operation, which includes providing wireless cable, paging, telephone and internet services. The recoverability of the amounts shown for licenses and deferred development costs is dependent upon the ability of the Company to obtain necessary financing to complete the infrastructure required to provide these services, and to operate on a profitable basis. The Company has completed a common stock offering of 1,500,000 common shares and has received $955,255 in net proceeds. The Company, during its startup phase, has experienced a substantial operating deficit since inception of $1,860,184. Management has been dependent on financing from related parties, which have invested approximately $1,300,000 as of June 30, 1999. There is no assurance that related parties will continue such funding or that the Company can satisfy $1,617,221 in obligations from the successful exploitation of its assets. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and of acquired subsidiary companies: Nostrad Media Pte. Ltd. (100% owned), Mongolia Home Vision Corporation HH (80% owned by Nostrad Media Pte. Ltd.), OmniVision Africa Ltd. (100% owned), OmniVision (U) Ltd. (100% owned by OmniVision Africa Ltd.), OmniVision (Ghana) Ltd. (80% owned by OmniVision Africa Ltd.), OmniVision (Tanzania) Ltd. (80% owned by OmniVision Africa Ltd. and OmniVision (Maroc) Ltd. (65% owned by OmniVision Africa Ltd.). All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements.

Cash Equivalents

     The Company defines cash equivalents as highly liquid financial instruments purchased with a maturity of ninety days or less.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

The Company records inventory at the lower of cost or market.

Licenses and Deferred Development Costs

     The Company capitalizes the costs related to obtaining rights to provide paging, cable television, telephone, and Internet services in specific countries, and for the rights to broadcast specific channels. Costs incurred are initially capitalized as Deferred Development Costs. If after a twelve-month period, rights have not been fully obtained, the Deferred Development Costs will be expensed. There is no assurance that revenues exceeding these costs will be realized by the Company.

Fixed Assets

     Fixed assets are recorded at cost and are depreciated on a straight line basis over their estimated useful life as follows:

                                                          Years
o    Office equipment, furniture & fixtures                  3
o    Automotive & transportation equipment                   3
o    Leasehold improvements                                  3
o    Operating Equipment & tools                             3
o    Transmission Station & Tower                            5

Foreign Currency Translation

Transactions recorded are translated into United States dollars, its functional and reporting currency, as follows:

o Monetary assets and liabilities at the rate prevailing at the balance sheet date.

o    Non-monetary assets and liabilities at historic rates

o Income and expenses at the average rate in effect during the year. Any gain or loss is reflected on the consolidated statement of operations & deficit.

Earnings per share

Earnings per share are calculated by dividing the earnings before extraordinary items by the weighted average number of shares outstanding during the period. The weighted average number of shares is determined by weighting the number of shares outstanding by the number of days which the shares were outstanding during the year.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS

     Accumulated costs incurred in obtaining license agreements and deferred development costs incurred are as follows:

Licenses
              Country                                                  Amount
              ---------------------------------------------------------------
              Ghana (a)                                             $ 120,000
              Uganda (b)                                               87,500
              Mongolia (c)                                            106,267
                                                                    ---------
                                                                      313,767
              Amortization                                            (59,724)
                                                                    ---------
                                                                    $ 254,043
                                                                    =========

Deferred Development Costs
              Country                                                  Amount
              ---------------------------------------------------------------
              Myanmar                                               $  11,882
              Pakistan                                                 23,916
              Asia Learning World (d)                                  40,898
              Democratic Republic of the Congo                          5,782
              Ghana                                                    36,341**
              Morocco (f)                                              52,094**
              Uganda                                                  147,319**
              Cote d'Ivorie                                                42
              Kenya                                                    10,986
              Tanzania (e)                                             26,946**
              Indonesia                                                29,382
              Tunisia                                                   5,177
              Bangladesh                                               10,241
                                                                    ---------
                                                                    $ 401,006
                                                                    =========

(a)  Ghana

The licenses granted to the Company by the Government of Ghana (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Ghana. The Company issued Nostrad Singapore 1,200,000 shares as per agreement (See Note 5).

(b)  Uganda

The licenses granted to the Company by the Government of Uganda (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into exclusive agreements to broadcast certain channels in Uganda. In November 1997, the Company's interest in its Uganda subsidiary has increased from 80% to 100%. (See Note 5 (a), Share Capital)

(c)  Mongolia

The Company has entered into several agreements in Mongolia (see note 1), which grant the Company exclusive rights to broadcast under certain frequency spectrum. As of September 1998, the paging system has been implemented to offer numeric, alpha numeric and voice paging, answering services, remote message retrieval, and storage in Ulaanbaator, Mongolia's capital. The Company has also entered into exclusive agreements to broadcast certain channels in Mongolia. The License granted expires May 17, 2006.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

3.   LICENSES AND DEFERRED DEVELOPMENT COSTS (continued)

(d)  Asia Learning World

In order to provide a substantial education component to the Company's broadcast system, the Company has agreed to enter into a joint venture project with Entertainment World Ltd. known as the "Asia Learning World".

(e)  Tanzania

The licenses granted to the Company by the Government of Tanzania (see note 1) give the Company exclusive rights to certain frequency spectrum. The Company has also entered into agreements to broadcast certain channels in Tanzania. The Company is in the process of issuing Nostrad Singapore 1,200,000 shares as per agreement (See Note 1).

(f)  Morocco

The Company has applied for exclusive rights to certain frequency spectrum to the Government of Morocco. If received, the Company will enter into exclusive agreement to broadcast certain channels in Morocco. The Company also has certain rights to market Satellite DTH Subscription TV channels in Morocco. If the Company is successful to obtaining exclusive rights to certain frequency spectrum, the Company will be issuing Nostrad Singapore up to 2,000,000 shares as per agreement.

4.   FIXED ASSETS

Fixed assets of the Company consist of the following:

                                                   June 30,        December 31,
                                                     1999              1998
-----------------------------------------------------------------------------
Office equipment, furniture & fixtures            $ 106,409         $  85,537
Transmission station & tower                        309,700            26,000
Transportation equipment                             35,437            22,147
Leasehold improvements                               22,147           267,289
Operating equipment & tools                          41,712            62,308
                                                  ---------         ---------
                                                    515,405           463,281
                                                  (196,066)         (144,730)
                                                  ---------         ---------
                                                  $ 319,339         $ 318,551
                                                  =========         =========

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

5.   SHARE CAPITAL

a)   Common shares issued and outstanding since inception are as follows:

                                                                                  Additional
Fiscal period and consideration received            Number of     Par value          paid-in
                                                       shares        amount          capital
---------------------------------------------------------------------------------------------
March 1, 1993 - cash                                3,000,000       $ 3,000         $     --
September 30, 1997
   Purchase of Nostrad Media Pte. Ltd.
and
   OmniVision Africa Ltd.                           3,700,000         3,700          367,640
September 15, 1998
   Private Placement (b)                            1,500,000         1,500          953,755
September 15, 1998
   Acquisition of 20% of Uganda License (a)           500,000           500           49.500
   Acquisition of 80% of 1,500,000 shares for
   Ghana license interests                          1,200,000         1,200          118,800
                                                 -------------------------------------------
                                                    9,900,000       $ 9,900       $1,489,695
                                                 ===========================================

a) On October 15, 1997, the Company entered into an agreement to purchase the remaining 20% interest in OmniVision (U) Ltd. for consideration of 500,000 shares of the Company. Shares were issued on September 15, 1998.

b) The Company entered into a Private Placement Offering dated November 27, 1997. Under the terms of this agreement, the Company issued 1,500,000 shares for total proceeds of $975,000. Finders fees of $19,745 were paid. Nostrad Singapore had agreed to convert a maximum of the $300,000 owed to shares by participating in the Private Placement Offering. As the Private Placement Offering was oversubscribed, Nostrad converted $60,693 to acquire shares.

c) The Company has reserved 5,000,000 shares of common stock for successful performance by Nostrad Singapore in obtaining licenses in three countries. As formal agreements have been entered into with Ghana and Tanzania, the Company has issued 1,200,000 shares to Nostrad Singapore for its 80% interest in licenses in Ghana.

d) On September 30, 1998, the Company entered into a Stock Option Plan. Under the terms of this agreement, the Company can issue up to 1,500,000 shares to officers, directors, consultants and key employees. Stock option agreements entered into to date agree to issue up to 1,235,000 shares at $0.65 per share. Each stock option agreement expires on September 30, 2000. At the time the stock options were issued, there was no market for the stock. Subsequently, the stock has commenced trading but with little volume. Consequently, there is no compensation cost for the Company's stock option plan and application of FASB Statement No. 123, "Accounting for Stock-Based Compensation" results in the net loss and net loss per common share remaining unchanged.

6.   INCOME TAXES

The Company has incurred losses totaling approximately $1,860,000 that may be carried forward to reduce taxable income in future years. No deferred asset has been recognized due to the uncertainty of future realization of any tax benefit.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
June 30, 1999

7.   COMMITMENTS

The Company has an agreement with its officers to provide international management of its operations. The terms of the contract are for a period of five years at an annual cost of $240,000. Related party transactions include amounts in accounts payable due to a director or related company of $286,000 and amounts due to Nostrad Singapore of $581,849. Both of these amounts carry no interest and have no terms of repayment.

8.   YEAR 2000 ISSUE

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspect of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties will be fully resolved.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     There have been no changes in or disagreements with the Company's auditors.

Item 15. Financial Statements and Exhibits.

     1.   Financial Statements:

          A.   Audited

Audited Report Dated May 28, 1999
Consolidated Balance Sheets at December 31, 1998 and 1997
Consolidated Statements of Operations for the Years ended
     December 31,1998 and 1997
Consolidated Statements of Shareholders Equity for the
     Years ended December 31, 1998 and 1997
Consolidated Statements of Cash Flows for the Years ended
     December 31, 1998 and 1997
Notes to Consolidated Financial Statements

          B.   Unaudited

Consolidated Balance Sheets at June 30, 1999 and 1998 and at
     December 31, 1998
Consolidated Statements of Operations for the six months &
     Quarters ended June 30, 1999 and 1998
Consolidated Statements of Shareholders Equity for the six months &
     Quarter ended June 30, 1999
Consolidated Statement of Cash Flows for the six months &
     Quarters ended June 30, 1999 and 1998
Notes to Consolidated Financial Statements

     2.   Exhibits

No.      Description

3(i).1   Certificate of Incorporation
3(i).2   Certificate of Amendment
3(i).3   Certificate of Good Standing
3(i).4   Certificate of Secretary of State
3(ii)    By-Laws

10.1 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.

10.2     Memorandum  of  Understanding   between   Omnivision  Africa  Ltd.  and
         CableVision (Africa) Ltd.

10.3 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.

10.4 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN

10.5     Agreement between the Company and Entertainment World Limited CAN

10.6 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL

10.7 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production

10.8 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.9 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.10    Lease Agreement dated February 5,1997

10.11    Stock Purchase Agreement dated February 25, 1997

10.12    Joint Venture Agreement dated May 30, 1997

10.13 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.

10.14 Distribution Agreement between La Societe d'Etudes et Realisation audiovisuelles and OmniVision

10.15 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.

10.16 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.

10.17 Memorandum of Understanding between Omnivision Africa Ltd. and CableVision (Africa) Ltd.

10.18 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.

10.19 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN

10.20    Agreement between the Company and Entertainment World Limited CAN

10.21 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL

10.22 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production

10.23 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.24 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.25    Lease Agreement dated February 5,1997

10.26    Stock Purchase Agreement dated February 25, 1997

10.27    Joint Venture Agreement dated May 30, 1997

10.28 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.

10.29 Distribution Agreement between La Societe d'Etudes et Realisation audiovisuelles and OmniVision

10.30 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.

27       Financial Data Schedule


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

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.


Dated: October 28, 1999                     Nostrad Telecommunications, Inc.


                                            By: /s/ Chris Farnworth
                                                --------------------------------
                                                Chris Farnworth, Vice President

                        NOSTRAD TELECOMMUNICATIONS, INC.

                      Registration Statement on Form 10 SB

                                Index to Exhibits

No.               Description

3(i).1   Certificate of Incorporation

3(i).2   Certificate of Amendment

3(i).3   Certificate of Good Standing

3(i).4   Certificate of Secretary of State

3(ii)    By-Laws

10.1 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.

10.2     Memorandum  of  Understanding   between   Omnivision  Africa  Ltd.  and
         CableVision (Africa) Ltd.

10.3 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.

10.4 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN

10.5     Agreement between the Company and Entertainment World Limited CAN

10.6 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL

10.7 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production

10.8 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.9 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.10    Lease Agreement dated February 5,1997

10.11    Stock Purchase Agreement dated February 25, 1997

10.12    Joint Venture Agreement dated May 30, 1997

10.13 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.

10.14 Distribution Agreement between La Societe d'Etudes et Realisation audiovisuelles and OmniVision

10.15 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.

10.16 Agreement dated October 20,1998 between the Company and Asia Learning World Pte Ltd.

10.17 Memorandum of Understanding between Omnivision Africa Ltd. and CableVision (Africa) Ltd.

10.18 Agreement dated October 20, 1998 between Asia Learning World Pte Ltd. and Entertainment World Limited CAN.

10.19 Agreement dated October 20, 1998 between Asia Learning World Pte. Ltd and Entertainment World Limited CAN

10.20    Agreement between the Company and Entertainment World Limited CAN

10.21 Memorandum of Understanding among Globecommm Systems, NetSat Express and Omnivision Maroc SARL

10.22 Agreement dated January 4, 1999 between OmniVision Maroc SARL and GulfDTH Production

10.23 Amending Agreement dated May 27, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.24 Amendment Agreement dated January 14, 1999 between Omnivision Maroc SARL and GulfDTH Production

10.25    Lease Agreement dated February 5,1997

10.26    Stock Purchase Agreement dated February 25, 1997

10.27    Joint Venture Agreement dated May 30, 1997

10.28 Agreement dated August 6, 1999 between the Company and Pfluger Enterprises, L.L.C.

10.29 Distribution Agreement between La Societe d'Etudes et Realisation audiovisuelles and OmniVision

10.30 Agreement between the government of the Republic of Uganda and M/S Omnivision (U) Ltd.

27       Financial Data Schedule



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